T&D Life Group

82-34658

03 SEP -4 AM 7:21



SUPPL

ANNUAL REPORT 2003

Year Ended March 31, 2003

DAIDO DAIDO LIFE INSURANCE COMPANY

CORPORATE VISION

Daido has a corporate vision that emphasizes two goals:

* TO BE THE FIRST CHOICE OF SME CUSTOMERS AS THE MOST RELIABLE LIFE INSURANCE COMPANY IN ALL ASPECTS

* TO ACHIEVE SUSTAINABLE GROWTH IN CORPORATE VALUE THROUGH THE DEVELOPMENT OF ITS CORE BUSINESS

CONTENTS

Financial Highlights (Consolidated) 1
Message from the President 2
Special Feature 6
Financial Section 24
Selected Consolidated Financial Data 24
Selected Non-Consolidated Financial Data 26
Additional Non-Consolidated Financial Data 28
Management's Discussion and Analysis 30
Consolidated Statements of Operations 56
Consolidated Balance Sheets 57
Consolidated Statements of Retained Earnings 58
Consolidated Statements of Cash Flows 59
Notes to Consolidated Financial Statements 61
Independent Auditors' Report 76
Non-Consolidated Statements of Operations 77
Non-Consolidated Balance Sheets 80
Non-Consolidated Statement of Retained Earnings 82
Notes to Non-Consolidated Financial Statements 83
Independent Auditors' Report 92
Subsidiaries and Affiliates 93
Corporate History 94
Board of Directors 95
Investor Information 96

FINANCIAL HIGHLIGHTS (CONSOLIDATED)

Years ended 31st March,	Millions of yen 2002	Millions of yen 2003	% Change 2002-2003	Thousands of U.S. dollars[1] 2003
For the Year:				
Ordinary Revenue	¥ 1,316,283	**¥ 1,185,256**	(10.0)%	**$ 9,860,699**
Ordinary Profit	44,037	**41,807**	(5.1)	**347,812**
Net Income	9,541	**6,383**	(33.1)	**53,103**
At Year-End:				
Total Assets	6,010,457	**6,035,905**	0.4	**50,215,516**
Shareholders' Equity[2]	166,991	**179,060**	7.2	**1,489,684**
Ratio and per Share Figures:				
Return on Equity (%)	5.6	**3.7**	—	—
Net Income per Share[3] (Yen/dollars)	¥ 6,361.14	**¥ 4,204.50**	(33.9)	**$ 34.97**
Shareholders' Equity per Share[4] (Yen/dollars)	111,327.38	**119,322.62**	7.2	**992.70**
Supplemental Data (Non-Consolidated):				
Policy Amount in Force[5]	¥38,929,108	**¥39,342,682**	1.1%	**$327,310,166**
Individual term life insurance	34,309,043	**34,804,637**	1.4	**289,556,048**
New Policy Amounts[5]	4,570,422	**4,673,514**	2.3	**38,881,148**
Individual term life insurance	4,292,917	**4,298,528**	0.1	**35,761,464**
Core Profit	109,889	**88,729**	(19.3)	**738,178**
Solvency Margin Ratio (%)	772.0	**860.2**	—	—

Notes: 1. U.S. dollar amounts represent translations of Japanese yen amounts at the rate of ¥120.20=$1.
2. Shareholders' equity for the year ended March 31, 2002 = total equity at end of fiscal year (¥172,551 million) – amount paid upon demutualization (¥5,560 million)
3. Net income per share for the year ended March 31, 2002 = net income (¥9,541 million) / number of shares of common stock outstanding at time of demutualization (1,500,000 shares)
Net income per share for the year ended March 31, 2003 = {net income (¥6,383 million) – bonus to directors and corporate auditors (¥77 million)} / weighted average number of shares of common stock outstanding (1,500,000 shares)
4. Shareholders' equity per share for the year ended March 31, 2003 = {shareholders' equity (¥179,060 million) – bonus to directors and corporate auditors (¥77 million)} / weighted average number of shares of common stock outstanding (1,500,000 shares)
5. Including individual life insurance and individual annuities



Policy Amount in Force (Non-Consolidated)
(Billions of yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
(FYE) 99 00 01 02 03
Income from Insurance Premiums
(Billions of yen)
1,200
1,000
800
600
400
200
0
99 00 01 02 03
Ordinary Profit
(Billions of yen)
100
80
60
40
20
0
99 00 01 02 03
Total Assets
(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99 00 01 02 03

DAIDO LIFE INSURANCE COMPANY TURNED IN A SOLID BUSINESS PERFORMANCE

DAIDO LIFE INSURANCE COMPANY TURNED IN A SOLID BUSINESS PERFORMANCE IN FISCAL 2002, ENDED MARCH 31, 2003, DESPITE THE MANY CHALLENGES THAT IT FACED IN ITS FIRST YEAR AS A LISTED COMPANY. TO DISTANCE ITSELF FROM ADVERSE INDUSTRY TRENDS, DAIDO LEVERAGED ITS UNIQUE BUSINESS MODEL OF FOCUSING ON SMALL AND MEDIUM-SIZED ENTERPRISES (SMES). SIMULTANEOUSLY, DAIDO MAINTAINED A STRONG FINANCIAL POSITION BY PURSUING LIABILITY-DRIVEN ASSET AND LIABILITY MANAGEMENT (ALM). AS A RESULT, THE TOTAL POLICY AMOUNT IN FORCE OF INDIVIDUAL INSURANCE AND ANNUITIES ROSE TO A RECORD ¥39.3 TRILLION.

SUMMARY OF FINANCIAL RESULTS

Before briefly summarizing Daido's business results for fiscal 2002, ended March 31, 2003, I would like to emphasize three key points.

First, the total policy amount in force of individual life insurance and annuities, the mainstay of our business, registered a net increase for the first time in five years. Moreover, the amount of the increase, ¥413.5 billion, more than offset the declines of the previous four years. Consequently, the policy amount in force, one of the most important performance measures for a life insurance company, climbed to a historical high of ¥39.3 trillion. Meanwhile, the new policy amount increased for the second consecutive year, to ¥4,673.5 billion, another indication that Daido is moving in the right direction. Also encouraging was that the surrender and lapse rate declined substantially from 9.0% to 8.5%, as a result of the improvement of our product flexibility and more frequent customer contact.

The second point is that the Company's asset base remains sound. To illustrate this point, the solvency margin ratio increased to 860.2% despite devaluation losses on securities of ¥58.7 billion as a result of lower stock prices and the adoption during the fiscal year of more rigorous standards for calculating devaluation losses on securities. One way we were able to counter the impact of these losses was by reducing investment risk. We did this mainly by reducing our net exposure to domestic stocks.

Third, Daido's embedded value, a key measure of the firm value of a joint stock life insurance company, was ¥432.0 billion as of March 31, 2003, ¥29.0 billion higher than at the end of the previous fiscal year.

In short, Daido turned in a solid business performance in fiscal 2002. Not only did sales increase, but the Company is also even stronger financially.

KEY STRATEGY: INTENSIFYING FOCUS ON CORE BUSINESS

Daido is unique in Japan's life insurance industry in that it focuses on the SME market, where the Company is the leading provider of term life insurance. Unlike the household market, in the SME market, there is strong need for death coverage, and I believe that there is still plenty of room for growth in this sector for the following three main reasons:

- First, our analysis shows that our existing customers actually need more coverage than the amount of protection they now have. In a recent customer survey, only 30% of corporate policyholders responded that they felt their present level of coverage was adequate. By strengthening the consulting capabilities of our distributors, we can help our existing customers better grasp their true insurance needs.
- Second, the SME market still has room for growth. Our potential customer base consists of nearly two million SME managers, and we estimate that 30% of these have insurance needs. However, thus far, we have established relationships with only 380,000 SMEs. We therefore believe that increasing our number of in-house sales representatives and sales agents will enable us to further broaden our customer base.

Trend in Amount of Net Increase


(Billions of yen)
500
400
300
200
100
0
-100
-200
-300
99
00
01
02
03
Individual life insurance and annuities
Individual term life insurance

Trend in Surrender and Lapse


(Billions of yen/%)
4,000
3,000
2,000
1,000
0
10.0
9.5
9.0
8.5
8.0
99
00
01
02
03
Amount of surrender and lapse (left scale)
Surrender and lapse rate (right scale)



New Policy Amount*

(Billions of yen)


4,031.9
4,242.0
4,276.2
1,446.2
(34.1%)
1,359.5
(31.8%)
1,727.2
(42.8%)
913.2
(21.5%)
855.3
(20.0%)
2,304.6
(57.2%)
1,882.5
(44.4%)
2,061.3
(48.2%)
5,000
4,000
3,000
2,000
1,000
0
01
02
03
Participating
Semi-Participating**
Non-Participating

* Net increase from conversion not included
** Semi-Participating: participating policies with dividends related to investment payable every five years

- Third, insurance needs in the SME market are constantly evolving, meaning there is a constant need for competitive products that address the multiple risks/needs of SMEs, including retirement pay on death, payment of loans, succession planning, and retirement allowances. As such, we believe that we can win new customers by continually upgrading our portfolio of products and services.

We have built and fine-tuned our business model over a period of many years, creating a barrier to easy imitation by our competitors. However, rather than resting on this competitive advantage, we are constantly strengthening our sales channels and upgrading our products and services tailored to the SME market. Regarding our sales channels, in fiscal 2002, we pushed to increase our number of newly registered tax accountant agents. As a result, the number of new agents rose by 166 to a total of 9,576 agents, very close to our near-term goal of 10,000. In terms of products, we introduced two new non-participating term life products, and these made a solid contribution to new term life insurance sales. The new policy amount of non-participating term life amounted to ¥2,061.3 billion, a 9.5% increase from the previous fiscal year, and accounted for 48.2% of the new policy amount for individual term life insurance.

LOOKING AHEAD

It is generally said that the Japanese insurance market is mature and that there is little room for growth. We, however, take a different view. The reason is that our unique business model positions us in a market—the SME market—where growth opportunities can be created with the right mix of know-how, product development capabilities, and sales channels, which are all clearly Daido strengths.

Our current medium-term business plan, implemented in April 2003, calls for more selective deployment of corporate resources and strategic differentiation in products and services, with the overriding goal of further enhancing our ability to meet customer needs in the SME market. The plan comprises the following five key strategies:

- Allocating corporate resources with greater focus to expanding market share in the core SME market
- Upgrading products and services to better address customer needs
- Expanding the asset management business to increase profits
- Strengthening profit management and risk management capabilities to establish an even more solid operating base
- Bolstering the management systems of the T&D Life Group and utilizing various alliances to upgrade capabilities in the area of financial services

This brings up the issue of our strategy following the formation of the T&D Life Group with Taiyo Life Insurance Company (Taiyo Life). The chief advantages to allying with Taiyo Life will be a greater industry presence and lower operating costs, which we plan to actively pursue through business integration. Aiming to quickly establish a joint holding company with Taiyo Life, we will proceed steadily with preparatory measures and work to maximize the benefits of the alliance.

OUTLOOK FOR FISCAL 2003

Japanese life insurers have been operating under challenging business conditions for some time. However, even under these conditions, Daido maintained a constant level of new business and policies in force. Although we are proud of our accomplishments in fiscal 2002, we have set our goals for fiscal 2003 even higher. In line with our objective of achieving sustainable growth in corporate value, we have set the following management targets for fiscal 2003:

- Policy amount in force: To achieve a steady increase in policy amount in force, the Company's fundamental source of corporate value, we have targeted a total policy amount in force of individual insurance and annuities of ¥39,630 billion by March 31, 2004.
- Financial soundness: As financial soundness is essential to being a life insurance company that is trusted by its customers, our goal is to maintain a solvency margin ratio of 800.0% or above through March 31, 2004.
- Profitability and capital efficiency: To maintain and improve profitability and capital efficiency, we have targeted core profit of ¥88.0 billion, consolidated ROE of 10.0% or higher, and non-consolidated adjusted ROE of 12.0% or higher for fiscal 2003.

Promoting better understanding of the current condition of the Company among investors, Daido started disclosing its embedded value from fiscal 2002 and is considering adopting additional indicators of capital efficiency based on this measure.

In fiscal 2003, not only do I expect our Company to achieve the three above-mentioned performance targets, but I am also confident that our strong position in the SME market will underpin sustainable growth in corporate value. Moreover, I believe that this will help insulate Daido from adverse industry trends while the rest of the Japanese life insurance industry struggles with a very challenging business environment.



IN CONCLUSION

If nothing else, I would like to emphasize that Daido is different from traditional Japanese life insurance companies. Not only is our business model completely different from those of our peers, our high profitability and healthy balance sheet separate us from the rest of the industry. Moreover, we are a highly innovative company led by a strong and experienced management team, and our history proves that we are not afraid to break new ground by implementing distinctive new strategies, and we will continue to do so.

There is no question that Daido has emerged from this historical turning point (i.e., demutualization) for the Japanese life insurance industry as a stronger company than it was one year ago. Building on this, we will respond quickly and proactively to the challenges and opportunities we encounter while working to exceed the expectations of our customers, shareholders, and business partners.

It is my sincere hope that this annual report will provide readers with a deeper understanding of Daido, its philosophy, business objectives, and corporate value. I look forward to the continued support of all our shareholders.

July 2003



Naoteru Miyato, President

Business Model

We are using a completely different business model from other traditional life insurance companies. Our unique and unprecedented business model targets SMEs, which are a very significant part of the Japanese economy. We sell individual term life insurance that is the most suitable for SMEs through tie-ups with tax accountant (TA) and certified public accountant (CPA) groups as well as SME-related organizations.

MARKET

TOP MARKET SHARE
INDIVIDUAL TERM LIFE

TIE-UPS TA/CPA
SME

THE MARKET LEADER IN INDIVIDUAL TERM LIFE INSURANCE

Our individual term life insurance, which provides extensive protection at a reasonable price, is specifically tailored to meet the key management protection needs of SME customers. Daido is concentrating its energies on developing and marketing individual term life insurance. As a result, Daido's total policy amount in force for individual term life insurance is number one in the industry, with a 26.0% market share as of March 31, 2002.

EFFICIENT SALES THROUGH MARKETING TIE-UPS

Our distribution structure is built to efficiently capture SME customers. In order to do so, we have formed marketing tie-ups with partners that have close relationships with SMEs. While other major life insurers are heavily dependent on in-house sales representatives, a significant portion of our products is marketed through third-party, professional distribution channels, including tax accountants and non-life insurance agents. Our distribution, in-house sales representatives, tax accountants and CPAs, and non-life agents enjoy referral and marketing support from these partners.

Individual Term Life Insurance Total Policy Amount in Force (Market Share)


Daido
26.0%

A	11.4%	E	5.5%
B	8.9%	F	3.8%
C	7.1%	Others	31.5%
D	5.8%		

Note: Figures represent market share of 43 life insurance companies as of March 31, 2002. (Source: The Life Insurance Association of Japan, FYE 2002)

Market Breakdown of Daido's New Policy Amount in Fiscal 2002


Household
22.2%
Corporate
77.8%

Note: Corporate = New policy amount of individual insurance (including individual annuities) applied by group discounted premium + new policy amount of group insurance

Kazunari Ohno

Senior Managing Director
Executive General Manager of General Marketing Headquarters



Daido will strive to further strengthen its comprehensive insurance plan *"Ohgata Hosho Plan"* sales system, which is built on tie-ups with the NFCTA and the TPA.

SME ORGANIZATIONS

Over a period of 30 years, we have developed a strong marketing model in our tie-ups with SME-related national organizations such as the National Federation of Corporate Taxpayers Associations (NFCTA/known as *Hojinkai*) and the Tax Payment Associations (TPA/known as *Nouzei-kyokai*). These organizations provide information and services to their member SMEs. One of the services is to recommend group rate discount insurance programs offered by Daido. Under this structure, our in-house sales representatives market the products upon recommendation from these organizations.

The products offered to this market are mainly a combination of our individual term life insurance and the personal accident insurance offered by AIU Insurance Co., Ltd. (AIU), which is the non-life operation of American International Group, Inc. (AIG) in Japan. Through this partnership, AIU and Daido share each other's distribution channels. This product and marketing partnership is one of the most successful examples of cross sales between life and non-life products in Japan.

This model is a win-win proposition for all parties and a key factor in our success in efficiently capturing SME customers.

Distribution: SME Organizations


AIU
DAIDO Daido Life
Tie-up
Fee for premium collection
The National Federation of Corporate Taxpayers Associations (NFCTA)
Tax Payment Associations (TPA)
Non-Life Agents (3,000)
In-House Sales Representatives (5,000)
■ Term life and personal accidental package products
■ Sales commission
■ Sales support/Training
■ Recommendation of Daido/AIU package products to member companies
■ Insurance products at group rate discount
1,350,000 SMEs*
NFCTA members: 1,200,000 SMEs
TPA members: 150,000 SMEs

Note: All figures are approximates

* Total association members. Figures may include some corporations which are not SMEs by the definition of the Small and Medium Enterprise Basic Law.

Haruo Kuramochi

Managing Director
Executive General Manager of
Agency Management Headquarters



The tie-up with TKC is one of Daido's most important assets. We will therefore continue to wholeheartedly support TKC agents.

TA/CPA GROUP CHANNEL

The TKC National Federation (TKC) was founded as a nationwide network of accountants to cultivate tax-related knowledge and ethical standards, and has now grown into one of the largest associations of accountants in Japan. TKC has approximately 8,500 tax accountants and accounting firm members, of which approximately 5,000 are our agents. This tie-up is also a win-win proposition for all parties because:

- SME customers can purchase insurance from our agents at a group rate discount through this program;
- TKC receives fees for premium collection from Daido for its program, which provides economic incentives for TKC to recommend Daido to TKC members; and
- Tax accountants earn sales commissions when they sell insurance products as a part of their financial advice to SME customers.

This win-win structure with over a 25-year history gives us our biggest edge over our competitors. The Company is the only life insurance company with which TKC has a tie-up. Under this tie-up, our sales agents can sell our insurance products as TKC's official insurance products. We have a specialized staff of approximately 500 employees located throughout Japan to support and provide TKC agents with services including an extensive training and on-line sales support system.

Distribution: TA/CPA Group


DAIDO Daido Life
Tie-up
Fee for premium collection
TKC National Federation (TKC)
■ Sales commission
■ On-line system support
■ Sales support/Training
■ Recommendation to become Daido's sales agents
TA & CPA Agents (5,000)
■ Insurance products at group rate discount
■ Accounting and tax advisory
■ Risk management consulting
550,000 SMEs*

Note: Both figures are approximates

* Total number of all SME clients of TKC members

Increasing the number and capability of tax accountant agents is our most prioritized challenge at this stage.



Toshiyuki Shinka

Director

Executive General Manager of Accountant Agency Management Headquarters

In recent years, Daido has made tie-ups with TKC and aggressively courted non-TKC tax professionals to become Daido's agents, with the aim of constructing a sales system capable of effectively delivering a rich benefits program to the mainstay corporate market. The Company has made tie-ups with 15 accountant associations across Japan, and the Company seeks to increase individual term life sales through these tie-ups.

Investment Strategy

Since the early 1990s, Daido has conducted strategic ALM to match the liability characteristics of insurance products. Recognized as the first such program in Japan's traditional life insurance industry, this ALM strategy relies on a high weighting of yen-denominated fixed-income assets, such as domestic bonds, and a low weighting of risk assets, such as domestic stocks.

Comparison of General Accounts Asset Composition
(Daido and Nine Other Domestic Life Insurance Companies) (As of March 31, 2003)

Domestic Bonds


Nine Other Domestic
Life Insurance Companies
Daido
52.0%
32.1%

Domestic Stocks


Nine Other Domestic
Life Insurance Companies
Daido
3.5%
10.6%

Foreign Securities


Nine Other Domestic
Life Insurance Companies
Daido
6.0%
14.3%

Our basic investment strategy principles are liability-driven ALM and proper risk management to safeguard our financial position. Up to the present, we have continually placed primary emphasis on investments in domestic bonds and loans to achieve stable income. While the asset management environment remains challenging given the long-term declines in interest rates and stock prices, Daido led other life insurers in reducing investment in domestic stocks and constructing an asset portfolio that is insulated from stock price fluctuations.

Trend in Asset Composition, General Accounts Only (%)



100
90
80
70
60
50
40
30
20
10
0
2.7%
5.1
Domestic Stocks 19.1%
37.4
Yen Fixed Income 56.6%
7.3
11.9
4.9
3.1
5.2
20.1
51.3
5.7
6.1
3.0
2.6
3.5
20.2
52.0
6.7
Domestic Stocks 3.5%
(Net exposure to domestic stocks including hedging and stocks held in monetary trusts is 2.8%)
Yen Fixed Income 78.9%
FYE:
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Cash and Deposits, Call Loans
Domestic Bonds
Loans
Domestic Stocks
Foreign Securities
Monetary Trusts
Property and Equipment
Other*
* Other: Other Securities (mainly investment trusts), Deferred Tax Assets, Monetary Claims Purchased, and Other Assets

We distinguish ourselves in the quality of our investment management based on the early adoption of a disciplined ALM program in the early 1990s.



Kazuki Nakamoto

Managing Director
In charge of Investment Planning Department, Securities Investment Department, and Investor Relations Department

Since fiscal 2002, in accordance with our policy of enhancing the quality of our assets, we have revised the standards used for calculating devaluation losses on securities, and decided to rigorously apply the revised standards, which result in losses when the rate of decline of the market value is 30% or more of the book value.

In addition, in order to achieve appropriate risk control while at the same time enhancing medium-to-long-term investment returns, we are diversifying our asset allocation into alternative investments.

Financial Soundness

Our solid business franchise, earnings capability, and disciplined balance sheet management are all recognized in our solvency margin ratio and financial ratings. Maintaining a high solvency margin ratio and high ratings is essential in today's insurance business.

SOLVENCY MARGIN RATIO

The solvency margin ratio is an indicator of whether or not a company has the adequate margins of solvency to deal with such unforeseen risks as major disasters and stock market crashes. When the solvency margin ratio of a life insurance company falls below 200%, the supervisory agencies immediately take steps to restore its health. Daido had a solvency margin ratio of 860.2% as of March 31, 2003, well above the required level, in spite of having no outstanding subordinated debt.

(Millions of Yen)

Item	As of March 31, 2003
Total Solvency Margin (A)	¥424,846
Total Risk (B)	98,773
Solvency Margin Ratio (A)/[(1/2) x (B)] x 100	[illegible]

Financial soundness is an important factor in the selection of an insurance company. We will continue to promote our financial strength in order to earn a reputation for reliability from our customers.



Tsutomu Igarashi

Managing Director
In charge of General Planning Department and Actuarial Accounting Department

RATINGS

Daido's financial strength ratings were arrived at on the basis of the Company's strong position in the SMEs market, its sound financial profile, and its stable earnings capability. The Company has maintained an A+ (strong) financial strength rating from Standard & Poor's since it was first rated in 1996.

■ Standard & Poor's: A+ (As of July 31, 2003)

An insurer rated 'A' has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

■ Japan Credit Rating Agency: AA– (As of July 31, 2003)

A very high level of capacity to honor the financial commitment on the obligation

■ Rating and Investment Information, Inc.: AA– (As of July 31, 2003)

A very high degree of capacity for payment of insurance claims, and excellence in several key factors of evaluation

LOW AMOUNT OF RISK-MONITORED LOANS

As of March 31, 2003, risk-monitored loans totaled ¥9.8 billion and constituted 0.8% of the total loans outstanding. Of this amount, 123.8% was covered by reserves for possible loan losses and collateral and guarantees.

FULLY FUNDED RETIREMENT BENEFIT PLAN

As of March 31, 2003, the Company had 100% reserves for liabilities related to employees' retirement benefits, calculated based on a discount rate of 2.3%.

The Company considers the enhancement of fairness and transparency in management and properly recognizing and managing risks that may emerge through dramatic changes in the environment surrounding the insurance industry to be vital management tasks.

PROGRESS OF CORPORATE GOVERNANCE INITIATIVES

Administrative organization for managerial decision making, execution, and monitoring

- The Company employs a system of corporate auditors. It makes proactive use of an outside director and outside corporate auditors and strives to reflect the opinions of these experts in its management. As of March 31, 2003, the Company had appointed one attorney at law as an external director and one attorney at law and one honorary university professor as outside corporate auditors.
- In addition to the Board of Directors, the Company has a Senior Management Committee composed of senior directors to strengthen the deliberation process for basic issues related to management strategy.
- In accordance with rules set forth by the Insurance Business Law, the Company has appointed a chief actuary, who participates in the determination of insurance pricing and other actuarial matters.
- To accurately recognize and manage risks, the Company has formulated the Risk Management Basic Policy. Under the policy, while designating specific administrative divisions for each risk category, the Company has also established the Risk Management Department for overall risk management. Furthermore, in order to cope with cross-divisional risk issues, the Company has established such committees as a Risk Management Committee, an ALM Committee, and an Operations Quality Improvement Committee, thus enabling thorough risk management.
- On the following page is a schematic representation of the Company's risk management and compliance framework.

Schematic representation of the Company's risk management and compliance framework



Corporate Auditors, Board of Corporate Auditors
Independent Public Accountants
Auditing
Chief Actuary
Statements of opinion, etc.
Board of Directors
President
Senior Management Committee
Legal Compliance Committee
Risk Management Committee
ALM (Asset and Liability Management) Committee
Operations Quality Improvement Committee
Compliance with laws and regulations
Insurance underwriting risk
Investment risk
Liquidity risk
Operational risk
System risk
Legal risk
Reputational risk
Hazard risk
Affiliate risk
Legal Affairs Compliance Dept.
Risk management depts.
Risk Management Dept.
Administrative Systems Dept.
Public Relations Dept.
General Affairs Dept.
General Planning Dept.
Operations monitoring depts.
Check-and-balance, guidance
Check-and-balance
Operations Monitoring Dept.
Operations execution depts.
Head office depts., branches, affiliates, others

Note: Each risk management department recognizes, analyzes, and evaluates each risk, and provides check-and-balance and guidance functions to the operations execution departments and other departments, thus working to prevent or minimize risks.

Activities undertaken over the last fiscal year to improve the Company's corporate governance

To monitor the Company's decision making and each director's business execution, the Board of Directors convenes monthly and at any other time when deemed necessary.

The aforementioned Senior Management Committee meets weekly, the ALM and Operations Quality Improvement committees monthly, and the Risk Management Committee quarterly.

Moreover, corporate auditors attend meetings of the Board of Directors to monitor each director's business execution, and the standing auditor participates in both the Senior Management Committee and the Risk Management Committee.

Alliance Strategies

DAIDO PURSUES **STRATEGIC ALLIANCES** AS A MEANS OF CONTINUALLY INCREASING **CORPORATE VALUE**. DAIDO FORMED THE T&D LIFE GROUP WITH A VIEW TO ESTABLISHING A HOLDING COMPANY. DAIDO THAT THIS STRATEGY WILL BETTER ENABLE IT TO FURTHER ENHANCE **COMPETITIVENESS**, EXPAND OPERATIONS, AND CREATE A **STRONGER CORPORATE BASE**.

SCHEDULE FOR ESTABLISHMENT OF HOLDING COMPANY

In January 1999, we formed a comprehensive alliance, which included a future joint holding company plan, with Taiyo Life to form a group called T&D Life Group. The purpose of the alliance is to enhance operational efficiency and profitability combining complementary business functions while expanding the scope and improving the quality of services. Taiyo Life is a major player in Japan's life insurance industry, with total assets of ¥6.5 trillion and income from insurance premiums of ¥88.7 billion. Moreover, the company uses a unique business model that focuses on door-to-door sales of insurance products in the retail household market.

HOLDING COMPANY FRAMEWORK

Both companies will continue to focus on their respective, well-defined businesses, and, by integrating overlapping business areas, we will pursue maximum economic benefits with a greater presence in the industry.

Group Structure Model



T&D Life Group Holdings
Target date: April 2004
Alliances
Non-Life Business
Nursing Care Business
Financial One
Life Insurance Business
T&D Career Staff
T&D Confirm
T&D Business Service
T&D Information Systems
Taiyo Life
Daido Life
T&D Financial Life
T&D Asset Management
T&D Leasing
T&D Credit Guarantee
New Businesses
Group Support Function
Asset Management Business
Other Businesses

Schedule



1999. 1
Alliance formed
2001. 10
Acquisition of Tokyo Life
(renamed T&D Financial Life)
2002. 4
Demutualization, listing of Daido Life
2003. 4
Demutualization, listing of Taiyo Life
2004. 4
(target)
Establishment and listing of joint holding company

Corporate Citizenship


The opening ceremony of the National Sports Games for the Disabled in 2002


Employee volunteer activity


International study program for health and welfare professionals in 2002

Daido promotes a range of volunteer activities and provides financial support for various events as a part of its community activities. Daido is committed to moving forward as a corporate citizen that makes rich social contributions based on the fundamental principle of forging close ties with SMEs and the communities it serves.

SPECIAL CONTRIBUTION TO THE NATIONAL SPORTS GAMES FOR THE DISABLED

Daido was a special contributor to the National Sports Games for the Disabled held in November 2002 in Kochi Prefecture. Aimed at improving the emotional and physical health of disabled persons through sports while providing opportunities for deeper interaction between disabled and non-disabled persons, these games encourage greater independence and social participation by those with disabilities.

Each year, many Daido employees volunteer to help with the running of the event and take a proactive part in enriching the lives of participants. For example, Daido employees man the Daido Life Booth in the Fureai Plaza, where they host events that foster deeper exchanges with disabled persons.

EMPLOYEE VOLUNTEER ACTIVITIES

Daido employees participate in volunteer activities through the Daido Life Insurance Employee's Community Contribution Club. This club was established in 1992 to promote and support a wide range of volunteer activities.

THE DAIDO LIFE WELFARE FOUNDATION

Believing that life insurance companies should generally make a great contribution to society, the Company founded The Daido Life Welfare Foundation in May 1974. This was to implement projects in the fields of public health and social welfare and to contribute to the improvement of the health and welfare of the nation. The foundation donates funds through two programs: the Regional Health and Welfare Research Grant and the Salaried Workers Volunteer Activities Grant. In fiscal 2002, the foundation awarded a total of 95 grants.

In July 2002, Daido celebrated its centenary. As part of its celebrations, it decided to provide funds for an international study program for health and welfare professionals during the five years from fiscal 2002 to fiscal 2006. In September 2002, 16 public health professionals in Japan were offered a traveling fellowship to Oxford, England.

THE DAIDO LIFE FOUNDATION

The Daido Life Foundation (DLF) was established in March 1985 to promote international mutual understanding and the internationalization of Japan through programs and support for cultural exchange between Japan and other countries. The foundation is highly regarded in philanthropic circles, having received the Japan Mecenat Award in November 1995 and the Japan Foundation Special Prize in October 2000. Its main activities have been

- **The Daido Life Foundation Award for Area Studies**
  Prizes are awarded to promote area studies on worldwide areas.
- **Translation and Publication of Asian Literature into Japanese**
  To promote greater understanding of Asian countries in Japan, the foundation translates and publishes Asian literature into Japanese. A total of 40 titles from 10 Asian countries have been published. The foundation also translates and publishes Japanese books into Asian languages.
- **The Daido Life Foundation Scholarship Program**
  Scholarships are granted to local students studying in educational facilities in Southeast Asia. In fiscal 2002, the foundation provided scholarships to a total of 44 students in Thailand, Myanmar, and the Philippines.
- **Support for Advancement of Education in Each of the Southeast Asian Nations**
  To support the advancement of education in Southeast Asia, the foundation provides funds for the construction of elementary and junior high schools and monastic educational schools.



Translation and publication



DLF scholarship students in Myanmar

人材こそ企業力。今ほど感ずる時はありません。

経営者とは「企業は社会の公器」であることを念頭におき、個人の利益を考える経営ではなく、顧客のニーズに応えられる会社、また社員が安心して働ける会社、社員とその家族を守っていける会社に育てることが最大の務めであると思う。公私混同をせず、人の幸せを考えて経営に当たり、忍耐力を持って粘り強く邁進すればやがて幸せは自分についてくると思います。

今の仕事が天職であると信じ世界一になることを夢みてがんばる。

克服すべき社内の価値観や行動習慣を明確に指摘しそれを改革する決意を宣言する必要がある。浸透させるためには繰り返し説くことが大切。1～2年は無条件で頑張る。結果がでてきたら次の発想を説く。マンネリは職場を濁す。打てば響くような後継者、幹部を育成することが経営者に与えられた仕事。

信用は金では買えない。

グローバルな社会になってくるので常に大きく眼を開き、中長期な視野で物を見る事と先見性及び洞察力を養うこと。

和と信念

努力は決して裏切らない!

迷った時、苦しい時、悩んだ時に必ず支えてくれるのが初志の理念です。会社の理念を明確にもって下さい。その理念を支えるのが信念です。トップが最後に信じるものは己しかありません。「こうである私」「こうである日本」「こうである地球」…まず「である」という存在の確立が一番重要です。"存在の確立＝ビジョンの確立"なくして行動は出来ません。自分自身に言い聞かせて書きました。

もっと先を見通せるような情報の分析能力や企業感覚を養って、中小企業でなければ出来ない強みを備えることが大切だと思う。

人に勝つより自分に負けないこと。

正しい判断と決断力が経営していくうえで大切だと考えています。また、利益優先よりも、お客様の満足度がすべてだと思っています。そのために日頃、創意工夫をしアイデアを出してみること、そしてやってみることだと考えています。

企業側、作り手、売る側の理論で経営をするのは間違いであると考えている。

21世紀の企業経営はいかに女性を活用できるか!能力的にも男性以上の人材がたくさんいます。忍耐力は男性以上だと思います。

TEAMING UP WITH LEADING UNIVERSITIES TO SPONSOR LECTURES FOR SME MANAGERS


Daido-sponsored lecture for SME managers

Daido sponsored a series of open lectures for SME managers in cooperation with several universities. Daido hosted the lectures to provide a forum for SME managers to acquire expertise and knowledge for use in daily operations and various business situations. In 2002, these lectures were made possible through cooperation with four leading universities: Meiji University, Hosei University, Ritsumeikan University, and Kansai University. For all of the lectures, there were more applications received than spaces available.

SURVEY OF 10,000 SME EXECUTIVES

In September and October 2002, Daido conducted a nationwide survey of all SME executives on their awareness and opinions on issues relevant to their businesses. We would like to thank the more than 10,000 SME executives around Japan that responded.

The survey data revealed that SME executives have an attitude of optimistic perseverance. Daido also used the data to compile a booklet containing ideas and suggestions for resolving management issues and restructuring operations. Daido subsequently distributed this booklet to all SME executives.

In the survey of 10,000 SME executives on page 22, the item "Please provide any advice or comments that you think would be helpful to fellow SME executives," provides a forum for presidents of SMEs in Japan. These comments reveal an attitude of optimistic perseverance.

- Personnel are the strength of the company. Believe strongly in what you do.
- Think of your work as your lifelong calling and believe that you are among the world's best at what you do.
- Always stay abreast of developments in today's global society; take a medium-to-long-term view while cultivating a sense of foresight.
- Maintain harmony and stick to your beliefs.
- Think more about challenging yourself than beating the competition.

SELECTED CONSOLIDATED FINANCIAL DATA

	Millions of yen				
Years ended 31st March,	1999	2000	2001	2002	**2003**
Statements of Operations Data:					
Ordinary Revenue:					
Income from insurance premiums and others	¥1,192,881	¥1,136,904	¥1,072,245	¥1,059,445	**¥ 989,420**
Investment income/gains	276,954	287,054	191,512	246,104	**186,088**
Other ordinary income	8,069	9,296	13,263	10,537	**9,747**
Equity in net income of affiliated companies	—	194	265	195	**—**
Total Ordinary Revenue	1,477,905	1,433,450	1,277,286	1,316,283	**1,185,256**
Ordinary Expenses:					
Insurance claims and other payments	968,980	869,346	864,988	907,444	**861,908**
Provision for policy and other reserves	155,870	216,281	134,563	31,543	**13,873**
Investment expenses/losses	149,183	181,256	65,702	205,609	**132,153**
Operating expenses	114,282	109,415	105,715	105,822	**111,381**
Other ordinary expenses	17,495	18,060	22,155	21,824	**21,047**
Equity in net loss of affiliated companies	—	—	—	—	**3,085**
Total Ordinary Expenses	1,405,813	1,394,360	1,193,124	1,272,245	**1,143,449**
Ordinary Profit	72,092	39,090	84,161	44,037	**41,807**
Net Extraordinary Gains (Losses)	(7,573)	(21,796)	(61,638)	(27,166)	**532**
Provision for Reserve for Policyholder Dividends	—	—	—	—	**26,569**
Income before Income Taxes	64,519	17,294	22,523	16,871	**15,769**
Income Taxes:					
Current	19,859	7,762	14,234	10,130	**4,176**
Deferred	—	(15,408)	(18,090)	(2,961)	**5,154**
Minority Interests	314	269	133	160	**55**
Net Income	¥ 44,344	¥ 24,670	¥ 26,245	¥ 9,541	**¥ 6,383**
Statements of Surplus Data:					
Balance at Beginning of Year	¥ 109,724	¥ 106,479	¥ 145,892	¥ 126,145	**¥ —**
Cumulative Effect of Prior Year's Deferred Income Taxes	—	56,482	—	—	**—**
Transfer to Reserve for Policyholder Dividends	39,953	34,316	39,536	33,249	**—**
Transfer to Reserve for Redemption of Fund	6,800	6,800	6,800	6,800	**—**
Balance at End of Year	¥ 106,479	¥ 145,892	¥ 126,145	¥ 95,376	**—**
Capital Surplus:					
Balance at beginning of year	—	—	—	—	**54**
Balance at end of year	—	—	—	—	**54**
Retained Earnings:					
Balance at beginning of year	—	—	—	—	**49,815**
Balance at end of year	—	—	—	—	**¥ 56,123**

Note: Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Since Daido converted from a mutual company to a stock joint corporation on 1st April, 2002, it has accrued policyholder dividends for fiscal 2001 through provision for allowance for policyholder dividends in extraordinary losses.

As of 31st March,	Millions of yen 1999	2000	2001	2002	**2003**
Balance Sheet Data:					
Total Assets	¥5,501,601	¥5,753,183	¥5,921,904	¥6,010,457	**¥6,035,905**
Liabilities:					
Policy reserves	5,163,643	5,380,909	5,513,425	5,543,459	**5,579,788**
Total Liabilities	5,358,171	5,569,676	5,719,238	5,836,472	**5,855,919**
Equity:					
Fund	20,400	13,600	6,800	—	**—**
Reserve for redemption of fund	14,600	21,400	28,200	35,000	**—**
Surplus	106,479	145,892	126,145	95,376	**—**
Net unrealized gains on securities	—	—	40,378	41,641	**—**
Total Equity	¥ 141,532	¥ 180,945	¥ 201,252	¥ 172,551	**¥ —**
Stockholders' Equity:					
Common stock	¥ —	¥ —	¥ —	¥ —	**¥ 75,000**
Capital surplus	—	—	—	—	**54**
Retained earnings	—	—	—	—	**56,123**
Net unrealized gains on securities	—	—	—	—	**47,883**
Total Stockholders' Equity	¥ —	¥ —	¥ —	¥ —	**¥ 179,060**

Note: Because the Company converted from a mutual company to a joint stock corporation on 1st April, 2002, equity in the balance sheet as of 1st April, 2002 has been adjusted, and because of a revision to the rules and regulations of the commercial code, total equity is divided into common stock, capital surplus, retained earnings, and net unrealized gains on securities from fiscal 2002.

SELECTED NON-CONSOLIDATED FINANCIAL DATA

Years ended 31st March,	Millions of yen 1994	1995	1996
Statements of Operations Data:			
Ordinary Revenue:			
Income from insurance premiums	¥1,121,159	¥1,139,052	¥1,153,009
Investment income/gains	207,825	209,591	254,008
Other ordinary income	2,091	1,410	1,598
Total Ordinary Revenue	1,331,075	1,350,054	1,408,616
Ordinary Expenses:			
Insurance claims and other payments	596,627	701,729	770,106
Provision for policy and other reserves	488,547	378,531	344,943
Investment expenses/losses	59,096	91,246	102,299
Operating expenses	114,255	115,968	115,625
Other ordinary expenses	10,081	11,374	11,218
Total Ordinary Expenses	1,268,608	1,298,850	1,344,193
Ordinary Profit	62,467	51,204	64,422
Net Extraordinary Gains (Losses)	(4,839)	(2,218)	(7,340)
Provision for Reserve for Policyholder Dividends[1]	—	—	—
Income before Income Taxes	57,627	48,985	57,081
Income Taxes:			
Current	12,026	8,083	15,382
Deferred	—	—	—
Net Income	¥ 45,600	¥ 40,902	¥ 41,699
Unappropriated Retained Earnings at Beginning of Year[2]	¥ —	¥ —	¥ —
Cumulative Effect of Prior Year's Deferred Income Taxes	—	—	—
Transfer from Appropriated Retained Earnings	260	260	210
Unappropriated Retained Earnings at End of Year[2]	¥ 45,860	¥ 41,162	¥ 41,909

Notes: 1. Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Since Daido converted from a mutual company to a stock joint corporation on 1st April, 2002, it has accrued policyholder dividends for fiscal 2001 through provision for allowance for policyholder dividends in extraordinary losses.
2. Prior to fiscal 2002, unappropriated retained earnings at beginning of year and unappropriated retained earnings at end of year were represented as unappropriated surplus at beginning of year and appropriated surplus at end of year, respectively.

As of 31st March,	Millions of yen 1994	1995	1996
Balance Sheet Data:			
Total Assets	¥4,272,985	¥4,637,574	¥5,011,818
Liabilities:			
Policy reserves	4,109,939	4,493,717	4,844,701
Total Liabilities	4,225,313	4,594,591	4,968,015
Equity:			
Fund	—	—	—
Legal Reserve:			
Reserve for redemption of fund	0	0	0
Total Legal Reserve	61	61	61
Surplus	47,610	42,921	43,741
Net unrealized gains on securities	—	—	—
Total Equity	¥ 47,671	¥ 42,983	¥ 43,802
Stockholders' Equity:			
Common stock	—	—	—
Capital surplus	—	—	—
Retained earnings	—	—	—
Net unrealized gains on securities	—	—	—
Total Stockholders' Equity	—	—	—

Note: Because the Company converted from a mutual company to a joint stock corporation on 1st April, 2002, equity in the balance sheet as of 1st April, 2002 has been adjusted, and because of a revision to the rules and regulations of the commercial code, total equity is divided into common stock, capital surplus, retained earnings, and net unrealized gains on securities from fiscal 2002.

Millions of yen						
1997	1998	1999	2000	2001	2002	**2003**
¥1,106,451	¥1,168,436	¥1,192,881	¥1,136,904	¥1,072,245	¥1,059,445	**¥ 989,420**
230,052	261,147	276,804	287,088	191,572	245,123	**189,901**
37,889	2,365	3,173	2,544	5,365	3,660	**2,854**
1,374,393	1,431,949	1,472,858	1,426,537	1,269,183	1,308,229	**1,182,176**
1,047,773	858,599	968,980	869,346	864,988	907,444	**861,908**
4,677	249,886	155,870	216,281	134,563	31,543	**13,873**
97,121	111,645	147,980	181,191	66,112	205,507	**134,326**
116,140	113,226	114,607	109,751	107,228	108,142	**109,212**
11,820	13,800	14,334	15,435	14,036	15,523	**16,828**
1,277,533	1,347,157	1,401,773	1,392,005	1,186,929	1,268,161	**1,136,149**
96,859	84,791	71,085	34,531	82,254	40,068	**46,027**
(12,444)	(9,921)	(10,457)	(20,525)	(61,132)	(26,973)	**907**
—	—	—	—	—	—	**26,569**
84,414	74,870	60,628	14,007	21,122	13,094	**20,364**
21,641	26,804	18,741	6,909	13,300	9,230	**4,060**
—	—	—	(15,593)	(16,896)	(3,801)	**4,861**
¥ 62,773	¥ 48,065	¥ 41,887	¥ 22,692	¥ 24,718	¥ 7,665	**¥ 11,443**
¥ —	¥ —	¥ —	¥ —	¥ 31,304	¥ 14,381	**¥ 5,520**
—	—	—	56,181	—	—	**—**
240	265	1,080	619	526	719	**277**
¥ 63,013	¥ 48,330	¥ 42,967	¥ 79,492	¥ 56,549	¥ 22,766	**¥ 17,241**

Millions of yen						
1997	1998	1999	2000	2001	2002	**2003**
¥5,059,176	¥5,346,385	¥5,482,608	¥5,733,592	¥5,900,384	¥5,982,789	**¥6,007,183**
4,754,632	5,010,375	5,163,643	5,380,909	5,513,425	5,543,459	**5,579,788**
4,899,122	5,200,714	5,342,620	5,556,453	5,704,887	5,818,800	**5,831,301**
34,000	27,200	20,400	13,600	6,800	—	**—**
1,000	7,800	14,600	21,400	28,200	35,000	**—**
1,061	8,061	15,061	22,061	29,101	36,071	**—**
124,992	110,410	104,526	141,478	119,189	86,402	**—**
—	—	—	—	40,405	41,514	**—**
¥ 160,054	¥ 145,671	¥ 139,987	¥ 177,139	¥ 195,496	¥ 163,988	**—**
—	—	—	—	—	—	**75,000**
—	—	—	—	—	—	**54**
—	—	—	—	—	—	**53,249**
—	—	—	—	—	—	**47,579**
—	—	—	—	—	—	**¥ 175,882**

ADDITIONAL NON-CONSOLIDATED FINANCIAL DATA

	Millions of yen		
As of 31st March,	1994	1995	1996
Other Data:			
Total Policy Amount in Force[1]	¥52,632,108	¥54,200,879	¥55,905,405
Core Profit	98,531	102,250	101,499
Average Annual Yield of General Account Assets[2]	3.58%	2.91%	2.93%
Number of Retail Offices	115	113	113
Number of Employees:			
In-house sales representatives	6,364	6,169	6,039
Administrative personnel	3,763	3,657	3,540

Notes: 1. Total policy amount in force consists of policy amounts in force of individual insurance, individual annuities, and group insurance.
2. Average annual yield of general account assets is calculated using the net amount of investment income and investment expenses (but excluding gains and losses related to special account assets) as the numerator and the daily average of the carrying value of general account assets as the denominator.

Millions of yen						
1997	1998	1999	2000	2001	2002	**2003**
¥56,855,164	¥51,622,262	¥50,854,759	¥50,645,880	¥50,574,784	¥50,838,906	**¥51,708,516**
138,829	135,462	114,540	96,959	114,236	109,889	**88,729**
2.74%	2.50%	2.51%	1.60%	2.19%	1.03%	**1.47%**
113	110	113	110	103	102	**102**
5,744	6,072	6,126	5,456	4,866	5,154	**5,194**
3,388	3,269	3,277	3,228	3,171	3,121	**3,122**

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. The presentation in this section contains forward-looking statements.

Results of Operations

The following tables set forth certain information relating to the Company's results of operations for fiscal 2001 (April 1, 2001–March 31, 2002) and fiscal 2002 (April 1, 2002–March 31, 2003):

	Millions of yen			%
Years ended 31st March,	2002	**2003**	Increase (Decrease)	Change from the previous fiscal year
Ordinary Revenue:	¥1,316,283	**¥1,185,256**	¥(131,026)	(10.0)%
Income from insurance premiums and others:	1,059,445	**989,420**	(70,024)	(6.6)
Income from insurance premiums	1,057,881	**988,327**	(69,554)	(6.6)
Individual insurance	627,360	**641,681**	14,321	2.3
Individual annuities	34,691	**43,308**	8,616	24.8
Group insurance	49,032	**49,613**	581	1.2
Group annuities	344,289	**251,116**	(93,173)	(27.1)
Investment income/gains:	246,104	**186,088**	(60,016)	(24.4)
Interest, dividends and income from real estate for rent	155,683	**129,419**	(26,264)	(16.9)
Gains on sale of securities	88,599	**32,596**	(56,003)	(63.2)
Gains from derivatives, net	—	**21,111**	21,111	—
Other ordinary income	10,537	**9,747**	(790)	(7.5)
Equity in net income of affiliated companies	195	**—**	(195)	(100.0)
Ordinary Expenses:	1,272,245	**1,143,449**	(128,796)	(10.1)
Insurance claims and other payments	907,444	**861,908**	(45,536)	(5.0)
Insurance claims	297,441	**295,889**	(1,552)	(0.5)
Insurance benefits	266,487	**254,314**	(12,172)	(4.6)
Surrender payments	269,970	**215,896**	(54,074)	(20.0)
Provision for policy and other reserves	31,543	**13,873**	(17,670)	(56.0)
Investment expenses/losses:	205,609	**132,153**	(73,456)	(35.7)
Losses from monetary trusts, net	30,189	**11,748**	(18,440)	(61.1)
Losses on sale of securities	56,136	**19,755**	(36,380)	(64.8)
Devaluation losses on securities	54,222	**58,713**	4,491	8.3
Losses from derivatives, net	25,925	**—**	(25,925)	(100.0)
Operating expenses	105,822	**111,381**	5,558	5.3
Other ordinary expenses	21,824	**21,047**	(777)	(3.6)
Equity in net loss of affiliated companies	—	**3,085**	3,085	—
Ordinary Profit	44,037	**41,807**	(2,230)	(5.1)
Extraordinary Gains	6,832	**6,297**	(535)	(7.8)
Extraordinary Losses:	33,998	**5,764**	(28,233)	(83.0)
Provision for allowance for policyholder dividends	30,662	**—**	(30,662)	(100.0)
Net Extraordinary Gains (Losses)	(27,166)	**532**	27,698	—
Provision for Reserve for Policyholder Dividends	—	**26,569**	26,569	—
Income before Income Taxes	16,871	**15,769**	(1,101)	(6.5)
Income Taxes:				
Current	10,130	**4,176**	(5,954)	(58.8)
Deferred	(2,961)	**5,154**	8,115	—
Minority Interests	160	**55**	(105)	(65.5)
Net Income	¥ 9,541	**¥ 6,383**	¥ (3,157)	(33.1)%
Core Profit	¥ 109,889	**¥ 88,729**	¥ (21,160)	(19.3)%
Negative Spread Amount	5,723	**20,479**	14,756	257.8
Solvency Margin Ratio	772.0%	**860.2%**	88.2%	—
Adjusted Net Asset	¥ 471,234	**¥ 515,471**	¥ 44,237	9.4%

During the fiscal year under review, the Company's ordinary revenue declined 10.0%, or ¥131,026 million, from the level in the previous fiscal year, to ¥1,185,256 million, reflecting a 6.6% decrease in income from insurance premiums and others, to ¥989,420 million, and a 24.4% decrease in investment income/gains to ¥186,088 million. The decrease in investment income/gains was due mainly to decreases in income from interest, dividends and income from real estate for rent of 16.9%, to ¥129,419 million and in gains on sale of securities of 63.2%, to ¥32,596 million.

Ordinary expenses decreased 10.1%, or ¥128,796 million, to ¥1,143,449 million, owing to such changes as a 5.0% decrease in insurance claims and other payments, to ¥861,908 million; a 35.7% decrease in investment expenses/losses, to ¥132,153 million; and a 5.3% increase in operating expenses, to ¥111,381 million. The decrease in investment expenses/losses was due mainly to an increase in gains from derivatives, net, which turned into a gain of ¥21,111 million from a loss of ¥25,925 million in the previous fiscal year, primarily as a result of risk-hedging stock index futures transactions; decreases in losses from monetary trusts, net, which were down 61.1%, to ¥11,748 million; and losses on sale of securities, which were down 64.8%, to ¥19,755 million.

Equity in net loss of affiliated companies of ¥3,085 million was recorded, compared to equity in net income of affiliated companies of ¥195 million in the previous fiscal year as a result of losses related to affiliate T&D Financial Life Insurance Company stemming from an increase in operating expenses to expand variable annuities business and a worse investment environment.

As a consequence, ordinary profit decreased 5.1%, or ¥2,230 million, to ¥41,807 million.

Extraordinary gains decreased 7.8%, to ¥6,297 million, and extraordinary losses decreased 83.0%, to ¥5,764 million.

Owing to the reduction of the policyholder dividend ratio on individual insurance and annuities due mainly to the decrease in income from interest, dividends and income from real estate for rent, the provision for reserve for policyholder dividends amounted to ¥26,569 million, a decline of ¥4,092 million compared with the provision for allowance for policyholder dividends at the previous fiscal year-end of ¥30,662 million.

After accounting for net extraordinary gains (losses), provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥6,383 million, down ¥3,157 million from ¥9,541 million for the previous fiscal year.

Sales Results (Non-Consolidated Basis)

The following tables set forth certain information relating to the Company's non-consolidated sales results for the years ended March 31, 2002 and 2003:

	Millions of yen			%
Years ended 31st March,	2002	**2003**	Increase (Decrease)	Change from the previous fiscal year
New Policy Amount	¥ 4,570,422	**¥ 4,673,514**	¥103,091	2.3%
Individual term life insurance	4,292,917	**4,298,528**	5,610	0.1
Policy Amount in Force	38,929,108	**39,342,682**	413,573	1.1
Individual term life insurance	34,309,043	**34,804,637**	495,593	1.4

Note: New policy amount and policy amount in force are totals of individual insurance and individual annuities, respectively.

The new policy amount of individual insurance and annuities (including the net increase from conversions) increased steadily 2.3%, to ¥4,673,514 million. The Company's mainstay individual term life insurance also increased 0.1%, to ¥4,298,528 million.

At the end of the fiscal year under review, the total policy amount in force of individual insurance and annuities was ¥39,342,682 million, up 1.1%, or ¥413,573 million, from the level at the end of the previous fiscal year, marking the first net increase since the fiscal year ended March 31, 1998.

The amount of increase more than offset the losses of the past four years; consequently, the policy amount in force grew to a new historical high, with the new policy amount increasing for the second consecutive year.

The total policy amount in force of individual term life insurance was ¥34,804,637 million, up 1.4%, or ¥495,593 million from the previous fiscal year-end.

Trend in Policy Amount in Force

(Trillions of yen)


50
40
30
20
10
0
39.2
39.0
38.9
38.9
39.3
33.8
33.9
34.1
34.3
34.8
99
00
01
02
03
Individual life insurance and annuities
Individual term life insurance

Trend in Amount of Net Increase

(Billions of yen)


600
400
200
0
-200
-400
495.5
413.5
199.3
168.8
103.3
75.7
(56.1)
(212.6)
(81.4)
(60.6)
99
00
01
02
03
Individual life insurance and annuities
Individual term life insurance

Comparison of Fiscal 2002 with Fiscal 2001

Ordinary revenue Ordinary revenue decreased ¥131,026 million, or 10.0%, to ¥1,185,256 million in fiscal 2002 from ¥1,316,283 million in fiscal 2001.

Income from insurance premiums and others decreased ¥70,024 million, or 6.6%, to ¥989,420 million in fiscal 2002 from ¥1,059,445 million in fiscal 2001. This decrease was due mainly to a ¥93,173 million, or 27.1% decrease in premiums on group annuities, to ¥251,116 million in fiscal 2002 from ¥344,289 million in fiscal 2001. The decrease in premiums on group annuities was due mainly to a limitation of the restriction of inflow of new money from them.

Net investment income increased ¥13,439 million, or 33.2%, to ¥53,934 million in fiscal 2002 from ¥40,495 million in fiscal 2001. The following table shows a breakdown of the Company's net investment income in fiscal 2001 and 2002:

	Millions of yen	
Years ended 31st March,	2002	**2003**
Net Items:		
Gains (losses) on sale of securities	¥ 32,463	**¥ 12,840**
Gains (losses) from monetary trusts, net	(30,189)	**(11,748)**
Gains (losses) on investments in trading securities	592	**(3,018)**
Valuation gains (devaluation losses) on securities	(54,222)	**(58,713)**
Gains (losses) from derivatives, net	(25,925)	**21,111**
Foreign exchange gains (losses), net	(10,034)	**(1,473)**
Gains (losses) from special accounts, net	(18,879)	**(28,512)**
Other investment income (expenses)	(2,052)	**(2,791)**
Investment Income and Gains:		
Interest, dividends and income from real estate for rent	155,683	**129,419**
Investment Expenses and Losses:		
Interest expense	(68)	**(37)**
Provision for reserve for possible loan losses	—	**—**
Write-off of loans	(3,621)	**(69)**
Depreciation of real estate for rent	(3,250)	**(3,069)**
Net Investment Income	¥ 40,495	**¥ 53,934**

The increase in net investment income was due mainly to gains from derivatives, net of ¥47,037 million, reversing the previous fiscal year's loss, and a decrease in losses from monetary trusts, net of ¥18,440 million. The gains from derivatives, net was a result of risk-hedging stock index futures transactions followed by a decline in stock prices.

Net gains on sale of securities decreased ¥19,623 million, to ¥12,840 million in fiscal 2002 from ¥32,463 million in fiscal 2001. Losses from monetary trusts, net decreased ¥18,440 million, to ¥11,748 million in fiscal 2002 from ¥30,189 million in fiscal 2001.

The increase in devaluation losses on securities was due mainly to the decline in stock prices and a change in our accounting policy for rigorous devaluation standards. As a result, the Company recorded large devaluation losses on securities of ¥58,713 million. Prior to the change in accounting policy for devaluation standards, the losses would have been ¥40,226 million, thus the change in the standards resulted in an additional loss of ¥18,487 million.

The standards for calculating devaluation losses on domestic stocks are as follows:

a) New standards applied from fiscal 2002

All losses when the rate of decline of the market value is 30% or more of the book value

b) Previous standards prior to fiscal 2002

(a) All losses when the rate of decline of the market value is 50% or more of the book value

(b) Either of the following when the rate of decline of the market value is more than 30% and less than 50% of the book value:

- The rate of decline of the market value that is more than 30% and less than 50% has continued for a period of two years (four semi-annual periods including interim periods); or
- The issuing company's net worth is negative, or the issuing company has reported net losses for two consecutive fiscal years and is forecast to report a net loss in the following fiscal year.

The decrease in interest, dividends and income from real estate for rent was due mainly to the decline in interest rates and the special factor of a large amount of redemption of foreign investment trusts, which was recorded in the previous fiscal year.

Other ordinary income decreased ¥790 million, or 7.5%, to ¥9,747 million in fiscal 2002 from ¥10,537 million in fiscal 2001.

Ordinary expenses Ordinary expenses decreased ¥128,796 million, or 10.1%, to ¥1,143,449 million in fiscal 2002 from ¥1,272,245 million in fiscal 2001.

Insurance claims and other payments decreased ¥45,536 million, or 5.0%, to ¥861,908 million in fiscal 2002 from ¥907,444 million in fiscal 2001. The decrease was due mainly to a decrease in surrender payments of ¥54,074 million, or 20.0%, to ¥215,896 million in fiscal 2002 from ¥269,970 million in fiscal 2001 based on a decrease of surrender payments of group annuity in fiscal 2002.

Provision for policy and other reserves decreased ¥17,670 million, or 56.0%, to ¥13,873 million in fiscal 2002 from ¥31,543 million in fiscal 2001. The main reason for the decrease was that a ¥70,024 million decrease of income from insurance premiums from fiscal 2001 was larger than a ¥45,536 million decrease of insurance claims and other payments from fiscal 2001, which was based on a decline in income from premiums on group annuities. ¥1,820 million of the provision for policy and other reserves, which totaled ¥13,873 million, was set aside under the contingency reserve as required by the Insurance Business Law.

Operating expenses increased ¥5,558 million, or 5.3%, to ¥111,381 million in fiscal 2002 from ¥105,822 million in fiscal 2001.

Other ordinary expenses decreased ¥777 million, or 3.6%, to ¥21,047 million in fiscal 2002 from ¥21,824 million in fiscal 2001.

Equity in net loss of affiliated companies amounted to ¥3,085 million, compared to equity in net income of affiliated companies of ¥195 million in the previous fiscal year. The change was due mainly to losses related to affiliate T&D Financial Life Insurance Company resulting from an increase in operating expenses to expand the variable annuities business and a worse investment environment.

Ordinary profit As a result of the foregoing, ordinary profit decreased ¥2,230 million, or 5.1%, to ¥41,807 million in fiscal 2002 from ¥44,037 million in fiscal 2001.

Extraordinary gains Extraordinary gains decreased ¥535 million, or 7.8%, to ¥6,297 million in fiscal 2002 from ¥6,832 million in fiscal 2001.

Extraordinary losses Extraordinary losses decreased ¥28,233 million, or 83.0%, to ¥5,764 million in fiscal 2002 from ¥33,998 million in fiscal 2001. The decrease was due mainly to a decrease of ¥30,662 million in the provision for allowance for policyholder dividends, which was treated as a provision for reserve for policyholder dividends from fiscal 2002. In fiscal 2001, this was treated as an extraordinary loss.

Provision for reserve for policyholder dividends Provision for reserve for policyholder dividends decreased ¥4,092 million, or 13.3%, to ¥26,569 million in fiscal 2002 from ¥30,662 million in fiscal 2001, which we treated as provision for allowance for policyholder dividends in extraordinary losses. The decrease was due mainly to the reduction of the policyholder dividend ratio on individual insurance and annuities owing mainly to the decrease in income from interest and dividends from investments.

Income before income taxes As a result of the foregoing, income before income taxes decreased ¥1,101 million, or 6.5%, to ¥15,769 million in fiscal 2002 from ¥16,871 million in fiscal 2001.

Income taxes Income taxes, after taking into account the effect of deferred income taxes, were ¥9,330 million in fiscal 2002 compared with ¥7,169 million in fiscal 2001.

Net income As a result of the foregoing, and taking into account the exclusion of minority interests, net income decreased ¥3,157 million, or 33.1%, to ¥6,383 million in fiscal 2002 from ¥9,541 million in fiscal 2001.

Consolidated Cash Flows

The following table shows information regarding the Company's cash flows during fiscal 2001 and 2002:

	Millions of yen	
Years ended 31st March,	2002	**2003**
Net cash provided by operating activities	¥100,838	**¥124,736**
Net cash used in investing activities	(160,061)	**(80,021)**
Net cash provided by (used in) financing activities	(37,042)	**24,437**
Effect of exchange rate changes on cash and cash equivalents	(3,349)	**(1,621)**
Net increase (decrease) in cash and cash equivalents	(99,614)	**67,530**
Cash and cash equivalents at beginning of year	496,091	**396,477**
Cash and cash equivalents at end of year	¥396,477	**¥464,008**

Net cash provided by operating activities increased ¥23,898 million, to ¥124,736 million in fiscal 2002 from ¥100,838 million in fiscal 2001. In fiscal 2002, the increase in net cash provided by operating activities was due mainly to gains from derivatives, net.

Net cash used in investing activities decreased ¥80,039 million, to ¥80,021 million in fiscal 2002 from ¥160,061 million in fiscal 2001. In fiscal 2002, the decrease in net cash used in investing activities was due mainly to a decrease in purchase of securities.

Net cash provided by financing activities increased ¥61,479 million, to ¥24,437 million in fiscal 2002 from net cash used of ¥37,042 million in fiscal 2001. In fiscal 2002, the increase in net cash provided by financing activities was due mainly to an increase in issuance of commercial paper.

As a result of the foregoing, cash and cash equivalents at end of year totaled ¥464,008 million, up ¥67,530 million from cash and cash equivalents at beginning of year.

Core Profit

From fiscal 2000, Japanese life insurance companies report their core profit *(kiso rieki)* as a measure of their underlying profitability from core insurance operations on a non-consolidated basis. Core profit is defined as ordinary profit excluding certain gains and losses of a one-time nature, such as capital gains and losses on investments, provisions for reserve for possible loan losses (for specific problem loans), and provision for contingency reserve.

The Company's core profit for fiscal 2001 and 2002 was ¥109,889 million and ¥88,729 million, respectively. The decrease was due mainly to a decrease in interest and dividends from investments of ¥22,660 million. The decrease was offset in part by a reduction in assumed investment yields for group annuities in July 2001 and December 2002 and a decrease in insurance claims and other payments for individual insurance.

The following table shows core profit for fiscal 2001 and 2002 and a reconciliation to non-consolidated ordinary profit:

	Millions of yen	
Years ended 31st March,	2002	**2003**
Core Profit	¥109,889	**¥88,729**
Capital Gains (Losses):		
Gains (losses) on sale of securities	32,463	**13,019**
Gains (losses) from monetary trusts	(30,189)	**(11,748)**
Gains (losses) on investments in trading securities	592	**(3,018)**
Valuation gains (devaluation losses) on securities	(54,121)	**(58,713)**
Foreign exchange gains (losses), net	(10,034)	**(1,462)**
Gains (losses) from derivatives	(25,925)	**21,111**
Total capital gains (losses)	(87,214)	**(40,812)**
Other One-Time Gains (Losses):		
Provision for reserve for possible loan losses (for specific problem loans)	—	**—**
Provision for contingency reserve	21,013	**(1,820)**
Write-off of loans	(3,620)	**(69)**
Total other one-time gains (losses)	17,393	**(1,890)**
Ordinary Profit	¥ 40,068	**¥46,027**

Negative Spread

When pricing life insurance and annuity products, life insurance companies assume a certain investment yield, and this return on investment is used to reduce insurance premiums. The discount rate is referred to as the assumed investment yield. Because of this, insurance companies must generate a sum corresponding to the discounted sum (the assumed interest). Against the backdrop of unprecedentedly low interest rates, however, it has become impossible for some policies to generate the assumed interest. The aggregate amount of the gap between assumed interest and actual returns is referred to as the negative spread amount.

From fiscal 2001, all Japanese life insurance companies have begun disclosing their negative spread amounts based on a common standard.

The Company's negative spread amount based on the industry standard calculation method for fiscal 2001 and 2002 were ¥5,723 million and ¥20,479 million, respectively. The increase was due mainly to a decline in interest and dividends from investments.

The industry standard calculation method is as follows:

(Investment yield for core profit – average assumed investment yield) x policy reserve for general account assets

Core profit amounts are shown net of negative spread. The Company is able to maintain sufficient core profit with profits from other sources.

Amount of Core Profit* and Negative Spread**

(Billions of yen)



8.6
114.5
24.5
96.9
22.4
114.2
5.7
109.8
20.4
88.7
140
120
100
80
60
40
20
0
99
00
01
02
03
Negative Spread
Core Profit

*Unaudited, non-consolidated base

**Unaudited, non-consolidated base
Calculated with current standard;
(Investment yield for core profit – average assumed investment yield) x policy reserve in general account assets

Solvency Margin Ratio

The solvency margin ratio is a measure of capital adequacy that is calculated by dividing the solvency margin (the company's equity, plus its unrealized gains on assets, subordinated debt and other items) by a quantified measure of the total risk borne by the company, all on a non-consolidated basis. Insurance companies with solvency margin ratios of 200.0% or higher are considered sound and not requiring prompt corrective action. If the ratio falls between 200.0% and 100.0%, the Commissioner of the FSA may order the insurer to submit a plan for capital reinforcement. If it falls below 100.0%, the Commissioner may order a suspension of shareholder and policyholder dividend payments and directors' compensation. If it falls below 0.0%, the Commissioner may suspend operations of the company.

The following table shows the Company's solvency margin ratio and information related to its calculation at the dates indicated:

As of 31st March,	Millions of yen 2002	2003
Equity (less certain items)[1, 2]	¥115,300	**¥122,186**
Reserve for price fluctuations	28,042	**29,242**
Contingency reserve	73,521	**75,341**
Reserve for possible loan losses	6,030	**3,136**
Net unrealized gains on available-for-sale securities (before tax) x 90%	58,480	**67,023**
Net unrealized gains (losses) on real estate (x 85%, if gains; x 100%, if losses)	(5,589)	**(12,826)**
Excess of amount of policy surrender payment[3]	103,985	**109,281**
Unallotted portion of reserve for policyholder dividends	7,634	**7,634**
Future profits[4]	15,331	**13,284**
Deferred tax assets[5]	44,773	**25,541**
Subordinated debt	—	**—**
Deductible items[6]	(10,000)	**(15,000)**
Total Solvency Margin	¥437,509	**¥424,846**
Insurance risk	¥ 34,542	**¥ 34,895**
Assumed investment yield risk	23,623	**22,543**
Investment risk	81,391	**67,191**
Business risk	2,791	**2,492**
Total Risk[7]	¥113,341	**¥ 98,773**
Solvency Margin Ratio[8]	772.0%	**860.2%**

Notes: 1. Equity as of March 31, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.
2. Equity as of March 31, 2002 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate, and estimated appropriation paid in cash and cash payment based on Article 12 of the implementation order for the Insurance Business Law.
3. The amount of policy reserves less contingency reserve and the amount of surrender payments that would be required if all policies were to be surrendered
4. The amount that would become available to the Company in the event of a realization of a high-risk event by reducing the amount of policyholder dividends related to participating policies
5. The amount that would become available to the Company in the event of a realization of a high-risk event by reversal of voluntary reserves and certain other sources
6. The amount of the capital contribution to T&D Financial Life
7. Total risk = $\sqrt{(\text{insurance risk})^2 + (\text{assumed investment yield risk} + \text{investment risk})^2} + (\text{business risk})$
8. Solvency margin ratio = $\frac{(\text{total solvency margin})}{(\text{Total risk}) \times 1/2} \times 100$

The Company's solvency margin ratio as of March 31, 2002 and 2003 was 772.0% and 860.2%, respectively. The main reason for the increase was that the decrease in total risk of 12.9% was even larger than the decrease in the total solvency margin of 2.9%.

The decrease in the total solvency margin was due mainly to the absence of tax benefits from appropriated retained earnings of ¥19,231 million, which was transferred to stockholders' equity as the result of demutualization. The decrease in total risk was due mainly to a decrease in investment risk of ¥14,199 million owing to a reduction in assets with a relatively higher level of risk, such as domestic equities.

Adjusted Net Asset

Adjusted net asset, which the FSA uses as an indicator to determine whether or not an insurer is in a negative net worth position (the amount after deduction of uncapitalized liabilities from assets marked to market), increased ¥44,237 million, or 9.4%, to ¥515,471 million for the fiscal year ended March 31, 2003, from ¥471,234 million for the fiscal year ended March 31, 2002, owing to a rise in unrealized gains on bonds due to declining market interest rates.

Investment of General Account Assets in Fiscal 2002 (Non-Consolidated)

Fiscal 2002 Investment

Environment During the fiscal year ended March 31, 2003, the Japanese economy remained in a severe condition. Hopes for economic recovery initially grew during the first half of the year as exports to Asia outside Japan increased and the Japanese government officially announced a bottoming out of the economy in May 2002. However, real GDP growth weakened in the second half amid severe employment conditions. Although overseas demand contributed to positive growth for the fiscal year as a whole, compared to negative growth in the previous fiscal year, deflationary trends persisted as prices lowered from the previous term.

Against this background, the Japanese stock market was in a general state of decline throughout the term. Stock prices initially rose gradually through the beginning of May 2002 on the strength of hope for an economic recovery, with the Nikkei average eventually rebounding to the ¥12,000 level. However, subsequent negative factors, including a decline in overseas stock markets, selling following the unwinding of cross shareholdings, and dwindling hope for a recovery in corporate earnings, caused the stock market to drop near fiscal year-end, with both the Nikkei average and TOPIX falling to new post-bubble era lows.

(Nikkei average: March 31, 2002: ¥11,024; March 31, 2003: ¥7,972)

(TOPIX: March 31, 2002: 1,060; March 31, 2003: 788)

Long-term interest rates in Japan declined throughout the year as a result of such factors as protracted deflation and the fall in stock prices. Although rising temporarily in late September 2002 following the Bank of Japan's announcement of its policy to purchase bank-held stocks and non-attainment of targets for government bond tenders, interest rates subsequently declined again, with yields on 10-year Japanese government bonds falling from 1.39% at the beginning of the fiscal year to an all-time low of 0.70% at fiscal year-end.

(10-year JGB yields: March 31, 2002: 1.39%; March 31, 2003: 0.70%)

In currency exchange markets, the yen gained relative to the dollar. Substantial depreciation of the dollar continued through mid-July, as hopes for recovery in the U.S. economy dwindled and U.S. stock markets weakened, with the yen-dollar exchange rate temporarily reaching the ¥115 mark. Although such factors as yen-selling intervention by the Japanese government and tension because of the political situation in Iraq had some effect following a return to dollar buying as U.S. stock markets temporarily bounced back, the yen to dollar exchange rate continued to hover around the ¥120 range.

Meanwhile, as uncertainty increased in international politics in the second half of the term, the geopolitically less risky euro gained against the dollar and consequently the yen as well.

(Yen-dollar exchange rate: March 31, 2002: ¥133.20; March 31, 2003: ¥120.20)

(Yen-euro exchange rate: March 31, 2002: ¥116.10; March 31, 2003: ¥129.85)

Investment principles To efficiently invest the insurance premiums it receives from customers, the Company emphasizes the investment principles of "investment to match the assumed yields, terms, and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

Investment performance At the end of fiscal 2002, general account assets amounted to ¥5,840,121 million (¥5,754,293 million at the end of fiscal 2001), up ¥85,827 million from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

Under a severe investment environment marked by weakness in stock prices, the Company continued to invest mainly in yen fixed income assets in order to emphasize stable profitability and took such measures against stock price fluctuation risks as selling stocks and stock index futures. Also, the Company continued to adopt new methods of investment, such as "alternative investment", and others, to increase income and reduce risk with the goal of increasing the efficiency of investment.

At the end of fiscal 2002, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 52.0% (51.3%); domestic stocks, 3.5% (5.2%); foreign securities, 6.0% (8.0%); and loans, 20.2% (20.1%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥133,150 million (¥155,811 million). Gains on sale of securities totaled ¥32,676 million (¥88,599 million), while losses on sale of securities were ¥19,657 million (¥56,135 million). Net gains from derivatives were ¥21,111 million (net losses of ¥25,925 million). Devaluation losses on securities were ¥58,713 million (¥54,121 million), and net losses from monetary trusts were ¥11,748 million (¥30,189 million).

Asset Composition

	Millions of Yen, %			
	Amount	Percentage	Amount	Percentage
As of 31st March,	2002		**2003**	
Cash and deposits, call loans	¥ 330,175	5.8%	**¥ 390,043**	**6.7%**
Securities repurchased under resale agreements	—	—	—	—
Monetary claims purchased	42,394	0.7	**40,897**	**0.7**
Securities under proprietary accounts	—	—	—	—
Monetary trusts	95,195	1.7	**150,393**	**2.6**
Securities:	3,832,830	66.6	**3,786,043**	**64.8**
Domestic bonds	2,951,773	51.3	**3,035,369**	**52.0**
Domestic stocks	296,900	5.2	**201,720**	**3.5**
Foreign securities	461,877	8.0	**352,167**	**6.0**
Foreign bonds	318,772	5.5	**211,429**	**3.6**
Foreign stocks and other securities	143,105	2.5	**140,738**	**2.4**
Other securities	122,278	2.1	**196,786**	**3.4**
Loans:	1,157,275	20.1	**1,181,658**	**20.2**
Policy loans	67,317	1.2	**78,248**	**1.3**
Commercial loans	1,089,958	18.9	**1,103,410**	**18.9**
Property	179,262	3.1	**174,607**	**3.0**
Deferred tax asset	69,009	1.2	**60,721**	**1.0**
Other assets	59,666	1.0	**62,595**	**1.1**
Reserve for possible loan losses	(11,517)	(0.2)	**(6,839)**	**(0.1)**
Total Assets	¥5,754,293	100.0%	**¥5,840,121**	**100.0%**
Foreign currency denominated assets	¥ 305,909	5.3%	**¥ 192,672**	**3.3%**

Note: Total assets include foreign currency denominated assets of ¥192,672 million and ¥305,909 million as of March 31, 2003 and 2002, respectively.

Asset Quality

In addition to its strict self-assessment standards, Daido ensures the quality of its assets by providing for appropriate reserves and write-offs based on its principle of self-responsibility.

Problem loans are decided on the basis of either their obligor or their loan classification. It is mandatory to declare problem loans under the Insurance Business Law.

Disclosed Claims under the Insurance Business Law (Non-Consolidated)

As of March 31, 2003, the total of claims against bankrupt and quasi-bankrupt obligors, claims with collection risk, and claims for special attention was ¥9,823 million, a decrease of ¥5,099 million from the previous fiscal year-end.

	Millions of yen	
As of 31st March,	2002	**2003**
Claims against Bankrupt and Quasi-Bankrupt Obligors	¥ 3,514	**¥ 3,632**
Claims with Collection Risk	7,723	**5,066**
Claims for Special Attention	3,684	**1,124**
Subtotal	14,923	**9,823**
Claims against Normal Obligors	1,148,558	**1,177,928**
Total	¥1,163,481	**¥1,187,752**

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedules and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.
5. From the fiscal year ended March 31, 2003, above claims exclude those related to security lending contracts with cash collateral. For comparison purposes, the figures shown above as of March 31, 2002 excluded ¥182,590 million of claims against normal obligors related to security lending, which was included in the previous statement.

Risk-Monitored Loans (Non-Consolidated)

As of March 31, 2003, risk-monitored loans totaled ¥9,818 million and constituted 0.83% of the total loans outstanding. The total of reserves for possible loan losses and amount covered by collateral and guarantees was ¥12,150 million and the coverage ratio was 123.8%.

	Millions of yen	
As of 31st March,	2002	**2003**
Loans to Bankrupt Companies	¥ 472	**¥ 293**
Past due Loans	10,764	**8,405**
Loans over due for Three Months or More	296	**234**
Restructured Loans	3,376	**885**
Total [A]	¥14,910	**¥ 9,818**
Ratio to Loans Outstanding	1.29%	**0.83%**
Specific Reserve for Possible Loan Losses	¥ 5,486	**¥ 3,703**
General Reserve for Possible Loan Losses	6,030	**3,136**
Amount Covered by Collateral and Guarantees	6,337	**5,311**
Total [B]	¥17,854	**¥12,150**
Coverage Ratio [B]/[A]	119.7%	**123.8%**

Notes: 1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loans losses. Write-offs relating to bankrupt companies as of March 31, 2003 and March 31, 2002 amounted to ¥986 million and ¥5,067 million, respectively. Past due loans also decreased due to write-offs in the amounts of ¥4,122 million and ¥3,824 million as of March 31, 2003 and March 31, 2002, respectively.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans other than those categorized as loans to bankrupt companies for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans on which the Company has stopped accruing interest based on its self-assessment.
4. Loans over due for three months or more are loans other than those categorized as loans to bankrupt companies or past due loans for which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans other than those categorized as loans to bankrupt companies, past due loans or loans over due for three months or more for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of reconstruction or support of the borrower.

Self-Assessment of Loans and Disclosed Problem Loans (Non-Consolidated)

(Millions of yen)

Obligor Classifications		Loan Classification by Self-Assessment: Normal	Category II	Category III	Category IV	Amount Covered by Collateral and Guarantees	Reserve for Possible Loan Losses	Coverage Ratio
Bankrupt Obligors 293		236	57	—	—	64	228	100.0%
Substantially Bankrupt Obligors 3,338		85	3,252	—	—	3,257	81	
Intensive Control Obligors 5,066		3,360	1,389	316	—	1,461	3,289	93.8%
Watch Obligors	Special Attention Obligors 2,524	29	2,494			563	1,044	63.7%
	Other Watch Obligors 38,912	4,272	34,640			Sub-total		
						5,346	4,643	89.0%
Normal Obligors, Others 1,137,616		1,137,616						

	Self-Assessment of Assets (After Reserves and Write-Offs)			
Total Exposures 1,187,752	1,145,600	41,835	316	—
Ratio	96.5%	3.5%	0.0%	—

Disclosed Claims under the Insurance Business Law	
Claims against Bankrupt and Quasi-Bankrupt Obligors	3,632
Claims with Collection Risk	5,066
Claims for Special Attention	1,124
Other Special Attention Obligors	1,399
Other Watch Obligors	38,912
Claims against Normal Obligors	1,177,928
Total Exposures (A)	1,187,752
Claims Other Than Claims against Normal Obligors (B)	9,823
Ratio (B/A)	0.8%

Risk-Monitored Loans	
Loans to Bankrupt Companies	293
Past due Loans	8,405
Loans over due for Three Months or More	234
Restructured Loans	885
Other Loans	1,171,840
Total Exposures (A)	1,181,658
Total Risk-Monitored Loans (B)	9,818
Ratio (B/A)	0.8%

As of March 31, 2003

Obligor Classifications

Normal Obligors	Normal obligors are obligors with no significant problems with respect to results of operations and financial condition.
Watch Obligors	Watch obligors are obligors that require close monitoring.
Intensive Control Obligors	Intensive control obligors are obligors with a high potential risk of failure.
Substantially Bankrupt Obligors	Substantially bankrupt obligors are obligors who have financially failed but are not yet subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings.
Bankrupt Obligors	Bankrupt obligors are obligors who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings.

Loan Classifications

Normal	Loans categorized as normal are loans with no outstanding issues with respect to collection or the value of the loan.
Category II	Category II is a category of assets with a higher-than-ordinary risk due to unsatisfactory security coverage or questionable credit worthiness of the obligor.
Category III	Category III is a category of assets for which there is a significant concern regarding collection or value, thereby carrying a high possibility of incurring losses, but for which a reasonable estimation of the amount of such losses is difficult.
Category IV	Category IV is a category of assets which cannot be collected or have been determined to be of no value.


Trend in Coverage Ratio* for Risk Monitored Loans
(Billions of yen)
80
70
60
50
40
30
20
10
0
96.2%
60.3
58.0
100.1%
30.0
30.0
122.3%
29.2
35.7
100.3%
25.4
25.5
119.7%
14.9
17.8
123.8%
9.8
12.1
98
99
00
01
02
03
Total Reserve for Possible Loan Losses + Amount Covered by Collaterals and Guarantees
Risk Monitored Loans
Coverage Ratio
*Coverage Ratio = (Total Reserve for Possible Loan Losses + Amount Covered by Collaterals and Guarantees) / Risk Monitored Loans x100 (%)

Market Risk Disclosure

The Company effectively measures, manages, and monitors the market risk associated with its investments on a continuous basis. The Company has developed an integrated process for managing risk, which it conducts mainly through its Risk Management Department, Investment Planning Department, and Investment Administration Department. The Company has established and implemented comprehensive policies and procedures to manage the effects of potential market volatility.

Market Risk Exposures

Market risk generally is the risk of losses resulting from changes in interest rates, stock prices, and foreign exchange rates. The Company's general account assets, which constituted 97.2% of the Company's total assets as of March 31, 2003, are exposed to market risk through its investment activities. Special account assets, which are assets related to the Company's individual variable insurance, individual variable annuities, and group variable annuities, form the remainder of the Company's total assets. The policyholders of these products bear the market risk related to special account investments.

Interest rates The Company's exposure to interest rate changes results from its significant holdings of bonds and its interest rate-sensitive liabilities. The bonds include Japanese government bonds, municipal bonds, and corporate bonds, all of which are exposed to changes in medium- to long-term yen interest rates. The Company also has substantial holdings in non-yen denominated bonds issued by foreign governments and corporations. Interest rate-sensitive liabilities include the Company's group annuity products with assumed investment yields that can be revised on an annual basis to reflect changes in market interest rates. The assumed investment yields of other products are generally fixed throughout their terms. The Company employs asset liability management techniques to reduce the adverse effects of interest rate volatility, including optimizing the characteristics of its investment portfolio in relation to its liabilities as well as the use of derivative instruments such as interest rate swaps.

However, because a substantial portion of the Company's outstanding insurance and annuity products have a longer duration than that of its investments, a rise in interest rates generally will increase the Company's future profits while negatively impacting net unrealized gains on fixed-income securities in the immediate year and vice versa.

Stock prices The Company's investments in stocks expose it to changes in stock prices. The Company hedges a part of its stock price fluctuation risk through the use of stock index futures. The remaining risk is managed on an integrated basis with other market risks using a statistical analysis technique called the value-at-risk method and other risk management techniques.

Foreign exchange rate risk The Company's exposure to fluctuations in foreign exchange rates results mainly from its holdings in non-yen denominated bonds and stocks. The main currencies to which the Company has foreign exchange rate exposure are the U.S. dollar and the euro and, to a lesser degree, the British pound and the Canadian dollar. The Company hedges its foreign exchange rate risk through the use of forward contracts, only a portion of which is subject to the deferral method of accounting. The remaining risk is managed on an integrated basis with other market risks using the value-at-risk method and other risk management techniques. As of March 31, 2003, 36.8% of the Company's foreign exchange exposure was hedged.

The following table shows a breakdown of the Company's hedging of foreign currency exposure related to its foreign currency-denominated investments based on the type of foreign currency as of March 31, 2003:

	Millions of yen, except percentages		
As of 31st March, 2003	Carrying value of foreign currency-denominated investments	Current fair value of foreign exchange forward contracts	Hedge percentage
U.S. dollar	**¥109,655**	**¥42,344**	**38.6%**
Euro	**67,416**	**22,589**	**33.5**
British pound	**10,437**	**5,950**	**57.0**
Canadian dollar	**3,573**	**—**	**—**
Others	**1,587**	**—**	**—**
Total	**¥192,672**	**¥70,885**	**36.8%**

Note: The above table does not include foreign currency-denominated investments which are hedged by foreign exchange forward contracts that are subject to the deferral method of accounting, nor such foreign exchange forward contracts. As such, any gains and losses on these foreign exchange forward contracts will be reflected currently in the statement of operations, whereas changes in the value of the foreign currency-denominated investments that are hedged by such contracts will not result in realized gains or losses until the investment is sold.

Risk Management

The Company manages market risk through the activities of the following three sections:

Investment execution section This section includes the Investment Planning Department, which structures the Company's basic portfolio and manages its returns, and individual execution sections for investments in bonds, loans, stock, and real estate, which manage the specific investments. T&D Taiyo Daido Asset Management Co., Ltd. is also an execution section with similar functions regarding the investments under its management.

Risk management section This section consists of the Risk Management Department, which manages market risks as well as credit risk, liquidity risk, insurance underwriting risk, and other risks borne by the Company.

Administrative section This section consists of the Investment Administration Department and performs back office functions as well as the analysis of investment performance.

This tripartite organizational structure promotes mutual checks and balances among the sections so that the goals of return maximization and risk minimization are balanced for the efficient management of market risk. In addition, the Company regularly reviews its investment portfolio and adjusts its investment policies if necessary.

The Company quantifies its exposure to market risk by calculating its exposure to losses that could occur within one year using the value-at-risk method. The Company limits investments in equity securities and other investments with a relatively higher level of risk. The Company does this to the extent that the maximum amount of probable losses calculated by this method does not exceed the amount of losses and aims to build an optimal portfolio within tolerable risk levels by implementing top-down strategic asset allocation.

Performance Forecast for the Fiscal Year Ending March 31, 2004

The Company's performance forecast for the fiscal year ending March 31, 2004 is as follows:

Consolidated Performance Forecast

	Ordinary Revenue	Ordinary Profit	Net Income
First half ending Sept. 30, 2003	¥ 587,000 million	¥31,000 million	¥10,000 million
Fiscal year ending Mar. 31, 2004	1,127,000 million	66,000 million	19,000 million

Note: Projected net income per share for the year ending March 31, 2004 is ¥12,600.00.

Non-Consolidated Performance Forecast

	Ordinary Revenue	Ordinary Profit	Net Income
First half ending Sept. 30, 2003	¥ 587,000 million	¥34,000 million	¥13,000 million
Fiscal year ending Mar. 31, 2004	1,124,000 million	70,000 million	23,000 million

Note: Projected net income per share for the year ending March 31, 2004 is ¥15,300.00.

	Annual Dividends per Share		
	Interim	Year-End	Total
First half ending Sept. 30, 2003	¥—	¥ —	¥ —
Fiscal year ending Mar. 31, 2004	¥—	¥3,000.00	¥3,000.00

On a non-consolidated basis, due to achieving the same level as in the fiscal year ended March 31, 2003, in income from insurance premiums and lower investment income owing to persistently low interest rates, ordinary revenue is projected to decline 5%, to ¥1,124.0 billion. As the Company does not foresee losses on sale of securities and devaluation losses on securities of the same level as those that were recorded in the fiscal year ended March 31, 2003, ordinary profit is projected to increase 52%, to ¥70.0 billion, and net income is projected to increase 101%, to ¥23.0 billion. Core profit is expected to remain at the same level as the fiscal year ended March 31, 2003, at ¥88.0 billion.

On a consolidated basis, the Company projects that ordinary revenue will decrease 5%, to ¥1,127.0 billion; ordinary profit will increase 58%, to ¥66.0 billion; and net income will increase 198%, to ¥19.0 billion.

The Company anticipates that cash dividends per share for the fiscal year ending March 31, 2004, will amount to ¥3,000. However, it will not distribute interim shareholder dividends for the six months ending September 30, 2003.

Management Goals

In its ongoing efforts to achieve the long-term enhancement of corporate value, the Company places priority on the following three goals.

Policy amount To achieve a steady increase in policy amount in force—the Company's fundamental source of corporate value—the Company will strive to achieve total policy amount in force of individual insurance and annuities of ¥39,630.0 billion by March 31, 2004.

Financial soundness Maintaining financial soundness is vital to being a life insurance company that is worthy of the trust of its customers. Hence, the Company will strive to maintain a solvency margin ratio (one of the primary indicators of insurance companies' financial soundness) of 800% or above by March 31, 2004.

Profitability and capital efficiency To maintain and improve profitability and capital efficiency, the Company has introduced a set of capital efficiency indicators from the fiscal year under review. The Company will strive to achieve core profit (*kiso rieki,* a measure of underlying profitability from core insurance operations on a non-consolidated basis) of ¥88.0 billion, consolidated return on equity (ROE) of 10% or above, and non-consolidated adjusted ROE of 12% or above for the fiscal year ending March 31, 2004. For the fiscal year ended March 31, 2003, core profit was ¥88,729 million and consolidated ROE was 3.7%, while non-consolidated adjusted ROE was 1.4%.

Furthermore, since the fiscal year ended March 31, 2002, the Company has been disclosing its embedded value, a measure of life insurance companies' corporate value that is gathering increased attention in Europe and Canada. The Company is also considering adopting additional indicators of capital efficiency based on embedded value.

As we have studied the issue of ROE for some time, we have adopted an "adjusted ROE" that defines ROE taking into account the special characteristics of insurance companies, and in addition to using consolidated ROE, have set specific management targets for this adjusted ROE. The adjusted denominator for this ratio is the average adjusted book value of embedded value for the period, which more truly reflects core shareholders' equity. For the numerator, we use the increase in adjusted book value instead of net income. Definitions of consolidated and non-consolidated adjusted ROE are as follows:

- Consolidated ROE = consolidated net income / shareholders' equity x 100
- Non-consolidated adjusted ROE = [adjusted book value at fiscal year-end – adjusted book value at beginning of that fiscal year (after deduction of appropriation of retained earnings paid out in cash) – (externally) raised capital in that fiscal year] / (average balance of adjusted book value) x 100

In which:

Adjusted book value = total equity (excluding net unrealized gains on securities)

+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unalloted portion of reserve for policyholder dividends)

+ net unrealized gains on securities (after-tax, excluding held-to-maturity bonds and bonds due in one year or more within "available-for-sale securities" which are meant to be held to maturity)

+ net unrealized gains (losses) on real estate (after-tax)

– deferred tax assets for quasi-equity liabilities

And:

Average balance of adjusted book value = [adjusted book value at beginning of fiscal year (after deduction of appropriation of retained earnings paid out in cash) + adjusted book value at fiscal year-end] / 2

Embedded Value

Daido Life has disclosed embedded value to promote better understanding of the current condition of the Company among investors since fiscal 2001. Embedded value is the sum of "adjusted book value" calculated from the balance sheet and "existing business value" calculated from existing policies in force. In Europe and Canada, it is one of various pieces of information used for evaluating the corporate value of a stock life insurance company.

Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and the recognition of profits. The use of embedded value allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

The calculation of embedded value involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future experience might materially differ from the assumptions used in our embedded value calculations.

Moreover, since actual market value is determined by investors based on a variety of information available to them, it may significantly diverge from embedded value. Therefore, embedded value is not the sole indicator of the corporate value of a stock life insurance company, and investors should be careful in using embedded value.

To assure transparency and fairness, we also disclose major assumptions and effects of changes in assumptions (sensitivities), and have included an opinion provided by Milliman Japan (Japan branch of Milliman USA Inc.), an outside specialist (actuarial firm).

Embedded Value Results

The following are the embedded value of the Company and its breakdown as of March 31, 2002 and March 31, 2003.

	Billions of Yen		
	As of March 31, 2002	**As of March 31, 2003**	Amount of Increase
Embedded value	¥402.9	**¥432.0**	¥29.0
Adjusted book value (note 1)	190.5	**193.2**	2.6
Existing business value (note 2)	212.4	**238.7**	26.3
Embedded value of new business (note 3)	17.0	**23.5**	6.4

Notes: 1: Adjusted book value = Total equity (excluding net unrealized gains on securities)
+ Quasi-equity liabilities (reserve for price fluctuations, contingency reserve, and unallotted portion of reserve for policyholder dividends)
+ Net unrealized gains on securities (after-tax, excluding held-to-maturity bonds and bonds due in one year or more within "Available-for-sale securities" which are meant to be held to maturity)
+ Net unrealized gains (losses) on real estate (after-tax)
– Deferred tax assets for quasi-equity liabilities
In order to reflect the effect of forthcoming demutualization, embedded value, as of March 31, 2002, is adjusted by subtracting the amount appropriated for cash payments at the beginning of fiscal 2002. Expected appropriation included in embedded value and adjusted book value as of March 31, 2003 is ¥4.5 billion.
2: Existing business value = Present value of future after-tax profit on existing business in force – Present value of cost of capital
"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.
3: "Embedded value of new business" included in total embedded value represents the value of new business (including new business from conversions) for the year ended March 2003.

Adjusted Book Value

Components	As of March 31, 2002	**As of March 31, 2003**	Amount of Increase/ Decrease	Notes
	Billions of Yen			
Total Equity	¥116.8	**¥128.3**	¥11.4	Amounts of increase/decrease equals net income for the year
Total equity in balance sheets	163.9	**175.8**	11.8	
Net unrealized gains on securities	(41.5)	**(47.5)**	(6.0)	
Estimated appropriation paid in cash	(5.6)	—	5.6	Note 1
Quasi-Equity Liabilities (after-tax)	69.7	**71.6**	1.9	
Reserve for price fluctuation	28.0	**29.2**	1.1	Amounts reported in balance sheet
Contingency reserve	73.5	**75.3**	1.8	Amounts stated in disclosure documents
Unalloted portion of reserve for policyholder dividends	7.6	**7.6**	0.0	Amounts stated in disclosure documents
Deferred tax assets for quasi-equity liabilities	(39.4)	**(40.5)**	(1.0)	Quasi-equity liabilities x effective tax rate (36.11%)
Unrealized Gains (losses) on Securities and Real Estate (after-tax)	3.9	**(6.7)**	(10.7)	
Net unrealized gains (losses) on securities (after-tax)	7.5	**1.4**	(6.0)	Note 2
Net unrealized gains (losses) on real estate (after-tax)	(3.5)	**(8.1)**	(4.6)	Note 3
Adjusted Book Value	¥190.5	**¥193.2**	¥ 2.6	

Notes 1: For the year ended March 2002, the amount shown is net of the amount of payment of directors' bonuses and the cash payment upon demutualization. The expected amount of outflows related to appropriation of earnings for the year ended March 31, 2003 is ¥4.5 billion, which is included in adjusted book value as of March 31, 2003.

2: Regarding unrealized gains (losses) on bonds that are expected to be held to maturity within "Available-for-sale securities," unrealized gains (losses) derived from interest spread will be included in future investment gains (losses) and therefore are excluded from unrealized gains (losses) on securities.

As of March 31, 2003: Unrealized gains (losses) of ¥47.5 billion – Unrealized gains (losses) on held-to-maturity bonds included in "Available-for-sale securities" of ¥46.1 billion + Unrealized gains (losses) on investment in subsidiaries (after tax) of ¥0 = ¥1.4 billion

As of March 31, 2002: Unrealized gains (losses) of ¥41.5 billion – Unrealized gains (losses) on held-to-maturity bonds included in "Available-for-sale securities" of ¥34.3 billion + Unrealized gains (losses) on investment in subsidiaries (after tax) of ¥3 billion = ¥7.5 billion

3: Represents unrealized gains (losses) (after-tax) based on publicly appraised land prices

As of March 31,2003: –¥12.8 billion x (1 – effective tax rate 36.11%) = –¥8.1 billion

As of March 31,2002: –¥5.5 billion x (1 – effective tax rate 36.11%) = –¥3.5 billion

Adjusted book value is calculated by taking the equity as reported on the balance sheet, subtracting from it the amount of net unrealized gains (losses) on securities, and adding the after-tax amount of quasi-equity liabilities, after-tax amounts of net unrealized gains (losses) on securities, and net unrealized gains (losses) on real estate.

The reported value as of March 31, 2003 is not adjusted for cash outflows of ¥4.5 billion from the payment of shareholder dividends and the payment of directors' bonuses. Adjusted book value as of March 31, 2002 reflects cash outflows from the Company after Daido's demutualization.

"Net unrealized gains (losses) on securities (after-tax)" does not include securities that are expected to be held to maturity. This is based on our determination that, in principle, it is more realistic to recognize them as part of future investment gains (losses).

Adjusted book value increased by ¥2.6 billion over the previous year. This increase is composed of the net income for this period of ¥11.4 billion, the increase in quasi-equity liabilities (after-tax) of ¥1.9 billion, and the decrease of unrealized gains (losses) on securities and real estate (after-tax) of ¥10.7 billion.

Major Assumptions

The following are the major assumptions employed in the calculation of embedded value.

Item	As of March 31, 2003		As of March 31, 2002	
Discount Rate	5% A rate applied to determine the present value of future earnings. It is determined by adding the Company's risk premium to the risk-free rate.		6% A rate applied to determine the present value of future earnings. It is determined by adding the Company's risk premium to the risk-free rate.	
Investment Yield on New Investments	Yield differences by year, reflecting changes in asset mix 1.65% (fiscal 2003) 1.70% (fiscal 2004) 1.77% (fiscal 2005) 1.81% (fiscal 2006) 1.85% (fiscal 2007) 1.89% (fiscal 2008) 1.92% (fiscal 2013) 1.93% (fiscal 2023)		Investment yield on new investments: 2.10%	
Asset Categories	Investment yield	% of total asset	Investment yield	% of total asset
Domestic Government and Corporate Bonds	1.42%	53.6%	1.64%	57%
Commercial Loans	1.34%	19.8%	1.47%	19%
Call Loans	0.06%	Estimated to decrease gradually 12.5% (fiscal 2003), 9.1% (fiscal 2013)	0.50%	10%
Domestic Stocks	5.50%	3.5%	6.46%	6%
Private Equities	8.50%	Estimated to increase gradually 0.6% (fiscal 2003), 3.4% (fiscal 2013)	—	(Included in "Other Assets")
Hedge Funds	5.25%	Estimated to increase gradually 1.1% (fiscal 2003), 1.7% (fiscal 2013)	—	(Included in "Other Assets")
Other Assets	3.56%	8.9%	5.59%	8%
Solvency Margin Ratio	600% The solvency margin ratio is required to be maintained in the future and is assumed for the purpose of calculating the cost of capital.		600% The solvency margin ratio is required to be maintained in the future and is assumed for the purpose of calculating the cost of capital.	
Mortality	Set based on experience for the three most recent fiscal years (Based on fiscal 2000–2002 actual results)		Set based on experience for the three most recent fiscal years (Based on fiscal 1999–2001 actual results)	
Surrender and Lapse	Set based on recent experience (Based on fiscal 2002 actual results)		Set based on recent experience (Based on fiscal 2001 actual results)	
Operating Expenses	Set based on recent experience (Based on fiscal 2002 actual results)		Set based on recent experience (Based on fiscal 2001 actual results)	
Effective Tax Rate	Set based on recent effective tax rate (36.11% for fiscal 2002)		Set based on recent effective tax rate (36.11% for fiscal 2001)	

In keeping with the decline in market interest rates, we have changed our assumptions regarding "investment yield on new investments" and the "discount rate." The negative impact on reported embedded value from a change in assumed "investment yield on new investments" is ¥48.2 billion, while a change in the assumed "discount rate" added ¥21.6 billion.

The discount rate is the sum of the business risk premium of 4.5% and the risk-free rate. As the yield on 10-year Japanese government bonds that is used for the risk-free rate has declined from 1.40% to 0.70%, the assumed discount rate has been lowered by one percentage point, to 5%. We believe that the business risk premium of 4.5% is adequate, considering the stability of Daido's business and the levels that are used by overseas firms.

For the previous fiscal year, our calculation was based on the assumption that investment yield remains constant throughout all future years. However, from this fiscal year, we have incorporated our long-term plan regarding alternative investments, and will be adjusting the new asset allocations accordingly each year. Among alternative investments, the assumed investment yield on private equity is 8.5%, while it is 5.25% for hedge funds. As the proportion of funds invested in alternative investments rises, the investment yield on new investments rises. As a result, the assumed investment yield on new investments is now 1.65% for fiscal 2003 and 1.92% for fiscal 2013. But this is significantly lower when compared to 2.10% for fiscal 2001.

Moreover, for non-alternative investments in yen-denominated interest-bearing assets such as call loans, Japanese government/corporate bonds, and commercial loans, the assumed investment yields have been lowered to 0.06%, 1.42%, and 1.34% respectively, reflecting actual returns from investments and loans in the past year. As for the yield on domestic equities—which consists of the yield on long-term government bonds plus a risk premium as calculated from the TOPIX—we have lowered our assumed value to 5.5% from 6.46% in the previous fiscal year, or by 0.96%.

Considering current industry conditions in Japan and the various solvency margin restrictions in foreign countries, we have left our solvency margin ratio unchanged from the previous year at 600%.

Mortality rates, policy surrenders and lapses, operating expenses, and tax rates have all been recalculated based on actual results, and the reflection of these new values in the calculation has contributed to the increase in embedded value.

Basis of Investment Yield Assumptions

The major assumptions used in setting the assumed investment yield are as follows:

	As of March 31, 2003		As of March 31, 2002	
	Investment yield	Basis of assumptions	Investment yield	Basis of assumptions
Domestic government/ corporate bonds	1.42%	Based on the actual yield on new investments in fiscal 2002	1.64%	Based on the actual yield on new investments in fiscal 2001
Commercial loans	1.34%	do.	1.47%	do.
Call loans	0.06%	do.	0.50%	do.
Domestic stocks	5.50%	Risk premium on stocks calculated from TOPIX (March 1965–March 2002) 4.92% + yield on 10 JGB 0.70% = 5.62% (the figure used was 5.5%)	6.46%	• Risk premium on stocks calculated from TOPIX (March 1965–March 2002) 4.92% + yield on 10 JGB 1.40% = 6.32% • Average ROE of major Japanese companies from fiscal 1988 = 6.68%. As a result of the above figures, the figure used was 6.5%. (The final figure came out to 6.46% due to the inclusion of investments in affiliates.)
Private equities	8.50%	Sum of the yield on domestic stocks of 5.5% and assumed risk premium of 3%	—	—
Hedge funds	5.25%	Sum of the U.S. dollar short-term interest rate of 1.25% and assumed risk premium of 4%	—	—
Other assets	3.56%	Weighed average yield for each asset based on the base portfolio for fiscal 2003. Investment yield on foreign stocks is assumed to be the same as domestic stocks.	5.59%	Weighed average yield for each asset based on the base portfolio for fiscal 2002. Investment yield on foreign stocks is assumed to be the same as domestic stocks.

Effects of Changes in Major Assumptions (Sensitivities)

The following are the effects on embedded value of changes in assumptions.

		Billions of Yen	
		As of March 31, 2003	
		Amount of Increase/Decrease	Percentage of Increase/Decrease
Discount Rate: down from 5% to 4%		27.1	6.3%
Discount Rate: up from 5% to 6%		(24.0)	(5.6%)
Investment Yield: + 0.25%	Total Assets	85.8	19.9%
	New Investment Assets	60.1	13.9%
Investment Yield: −0.25%	Total Assets	(85.8)	(19.9%)
	New Investment Assets	(60.1)	(13.9%)
Solvency Margin Ratio: from 600% to 400%		26.3	6.1%
Solvency Margin Ratio: from 600% to 800%		(27.6)	(6.4%)
Surrender and Lapse in Individual Insurance and Annuities: x 90%		15.4	3.6%
Surrender and Lapse in Individual Insurance and Annuities: x 110%		(13.8)	(3.2%)

While we believe that the assumptions used in our calculation of embedded value are reasonable, we have also calculated the effect of changes in major assumptions (sensitivities) to facilitate different views and prospects that investors may have. If one of the key assumptions is changed from those of the base case, the results of calculation would be an increase/decrease from ¥432.0 billion in the base case as in the above table.

The impact of a change in the assumed discount rate from 5% to 6% is ¥24.0 billion. While a change in the assumed "discount rate" added ¥21.6 billion from the previous fiscal year, the ¥2.4 billion difference is attributable to new policies acquired in fiscal 2002.

Analysis of Change in Embedded Value from March 31, 2002 to March 31, 2003

The following is an analysis of the change in embedded value from March 31, 2002 to March 31, 2003.

Factors for the increased or decreased embedded value for the fiscal year under review as compared to the prior fiscal year are as follows:

First, a discount rate of 6% is applied to the embedded value at the end of the prior fiscal year to arrive at the expected investment return of ¥24.1 billion. To this figure, add another ¥23.5 billion, which represents the embedded value of new policies acquired during the current fiscal year. Subtract from this the ¥26.0 billion difference between actual fiscal 2002 values and the value based on assumptions for the prior fiscal year, then add the ¥7.3 billion increase that results from a change in the assumptions used. The net result is an embedded value increase of ¥29.0 billion.

The difference in assumed values and fiscal 2002 actual values of minus ¥26.0 billion is composed of the decline in investment yield of ¥35.9 billion, and the increase of ¥2.6 billion from the larger increase in total policies in force than assumed, which is a result of an improvement in policy surrenders and lapses. In addition, the impact of a change in key assumptions is composed of an investment yield impact of minus ¥48.2 billion, a discount rate impact of ¥21.6 billion, and a combined impact of ¥33.9 billion resulting from a recalculation of mortality rates, policy surrenders and lapses, and others based on recent actual results—for a net impact on overall embedded value of ¥7.3 billion.

In short, we believe that the positive impact of the lowering of the assumed discount rate has been completely offset by the negative impact of the decline in investment yield, meaning that the major determinants of the increase in embedded value for the year were the acquisition of new policies and the decrease in the actual ratio of policy lapses and mortality rates.

Analysis of Change in Embedded Value (EV)

(Billions of yen)



EV of new business during the fiscal year ¥23.5 billion
Differences between assumptions and actual experience* (¥26.0 billion)
No dividends paid
Differences from changes in the assumptions** ¥7.3 billion
Expected return = EV at the beginning of the fiscal year x discount rate ¥24.1 billion
EV at the end of the fiscal year ¥432.0 billion
EV at the beginning of the fiscal year ¥402.9 billion

Breakdown of the differences between assumptions and actual experience

Difference in investment yield	(¥35.9 billion)
Increase in policies in force, etc.	¥ 2.6 billion
Other (death, surrender, etc.)	¥ 7.3 billion
Total	(¥26.0 billion)

Breakdown of the differences from changes in the assumptions

Investment yield	(¥48.2 billion)
Discount rate	¥21.6 billion
Other (death, surrender, etc.)	¥33.9 billion
Total	¥ 7.3 billion

* The differences between assumptions and actual experience is derived from the following:
The effect of the differences between assumptions used in the calculation of EV as of the end of fiscal 2001 and the actual value for fiscal 2002, on the amount of adjusted book value
The effect of the differences between the assumed amount of policies in force used in the calculation of EV as of the end of fiscal 2001 and the actual amount of policies in force for fiscal 2002 (excluding new business during the term) on the existing business value

** The differences from changes in the assumptions represent the effect of the change in assumptions for fiscal 2003 and thereafter on existing business value for the actual amount of policies in force as of the end of fiscal 2002 (excluding new business during fiscal 2002).

Opinion of Actuarial Firm

To assure fairness, the Company requested Milliman Japan, an outside specialist (actuarial firm), to review the calculation methodology, the assumptions, and the validity of the results of the embedded value calculation. Milliman Japan's opinion was as follows:

Submitted to:
The Board of Directors
Daido Life Insurance Company

May 19, 2003

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant

Kohji Hirabayashi, FIAJ, ASA
Actuary

Opinion Regarding the Embedded Value Calculations of Daido Life

This opinion is offered in connection with embedded value calculations of Daido Life as of March 31, 2003. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (Japan Branch of Milliman USA Inc. (hereinafter "Milliman")), is a Fellow of the U.S. Society of Actuaries, a Member of the American Academy of Actuaries, and a member of the Institute of Actuaries of Japan ("IAJ"), and Kohji Hirabayashi, Actuary with Milliman Japan, is a Fellow of the IAJ and an associate of the U.S. Society of Actuaries. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the United Kingdom that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada,* and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market value of Daido.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Daido, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Milliman professionals worked closely with Daido in the development of embedded value methods and assumptions, and have assisted in various numerical calculations. When Daido was primarily responsible for developing methods, assumptions, or results, Daido's work was reviewed by us to assure the appropriateness of those methods, assumptions or results. When Milliman professionals were responsible for developing methods, assumptions, or results, our work-product was reviewed by Daido in addition to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Daido. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Daido, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2003, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures, and dividend scales.
5. Business plans and other data and information provided by the Company.
6. Various experience studies, for example lapse, mortality, and morbidity, prepared by Daido professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on Which We Are Opining

The embedded value results, as of March 31, 2003, that are the subject of this opinion, are summarized in the table below:

Item	Amount (¥100 million)
Adjusted Book Value	¥1,932
Existing Business Value, after Tax and Cost of Capital	2,387
Total Embedded Value	¥4,320

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to March 31, 2003, and we have not considered such changes in rendering our opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand embedded value trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. In choosing assumptions, Daido has taken care to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Daido's embedded value, as of March 31, 2003, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the Company's choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that the results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Ordinary Revenue:				
Income from Insurance Premiums (note 3)	¥1,059,445	**¥ 989,420**	¥ (70,024)	**$8,231,448**
Investment Income/Gains (note 4)	246,104	**186,088**	(60,016)	**1,548,153**
Other Ordinary Income	10,537	**9,747**	(790)	**81,090**
Equity in Net Income of Affiliated Companies	195	**—**	(195)	**—**
Total Ordinary Revenue	1,316,283	**1,185,256**	(131,026)	**9,860,699**
Ordinary Expenses:				
Insurance Claims and Other Payments:				
Insurance claims	297,441	**295,889**	(1,552)	**2,461,639**
Annuity payments	22,768	**27,104**	4,336	**225,491**
Insurance benefits	266,487	**254,314**	(12,172)	**2,115,757**
Surrender payments	269,970	**215,896**	(54,074)	**1,796,140**
Other payments	50,776	**68,703**	17,927	**571,572**
Total Insurance Claims and Other Payments	907,444	**861,908**	(45,536)	**7,170,616**
Provision for Policy and Other Reserves:				
Provision for outstanding claims	3,703	**—**	(3,703)	**—**
Provision for policy reserve	26,289	**12,724**	(13,565)	**105,857**
Interest portion of reserve for policyholder dividends	1,550	**1,149**	(401)	**9,559**
Total Provision for Policy and Other Reserves	31,543	**13,873**	(17,670)	**115,416**
Investment Expenses/Losses (note 4)	205,609	**132,153**	(73,456)	**1,099,443**
Operating Expenses	105,822	**111,381**	5,558	**926,631**
Other Ordinary Expenses	21,824	**21,047**	(777)	**175,100**
Equity in Net Loss of Affiliated Companies	—	**3,085**	3,085	**25,666**
Total Ordinary Expenses	1,272,245	**1,143,449**	(128,796)	**9,512,887**
Ordinary Profit	44,037	**41,807**	(2,230)	**347,812**
Extraordinary Gains (note 12)	6,832	**6,297**	(535)	**52,388**
Extraordinary Losses (note 12)	33,998	**5,764**	(28,233)	**47,953**
Provision for Reserve for Policyholder Dividends	—	**26,569**	26,569	**221,040**
Income before Income Taxes	16,871	**15,769**	(1,101)	**131,190**
Income Taxes (note 9):				
Current	10,130	**4,176**	(5,954)	**34,742**
Deferred	(2,961)	**5,154**	8,115	**42,879**
Minority Interests	160	**55**	(105)	**458**
Net Income	¥ 9,541	**¥ 6,383**	¥ (3,157)	**$ 53,103**

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of 31st March,	Millions of yen 2002	Millions of yen 2003	Millions of yen Increase (Decrease)	Thousands of U.S. dollars 2003
Assets:				
Cash and Deposits	¥ 178,391	**¥ 288,716**	¥110,324	**$ 2,401,963**
Call Loans	184,000	**135,000**	(49,000)	**1,123,128**
Monetary Claims Purchased	42,394	**40,897**	(1,497)	**340,241**
Monetary Trusts (note 5)	95,195	**150,393**	55,197	**1,251,190**
Securities (notes 5 and 13)	4,053,640	**3,947,224**	(106,415)	**32,838,802**
Loans (note 6)	1,153,654	**1,181,658**	28,004	**9,830,765**
Property and Equipment	184,226	**175,974**	(8,252)	**1,464,010**
Due from Agency	2,409	**5,073**	2,664	**42,205**
Due from Reinsurers	1,480	**1,391**	(89)	**11,572**
Other Assets	56,863	**55,353**	(1,510)	**460,507**
Net Deferred Tax Asset (note 9)	69,789	**61,096**	(8,692)	**508,286**
Reserve for Possible Loan Losses	(11,590)	**(6,874)**	4,715	**(57,188)**
Total Assets	¥6,010,457	**¥6,035,905**	¥ 25,448	**$50,215,516**
Liabilities:				
Policy Reserves:				
Reserve for outstanding claims	¥ 47,805	**¥ 47,734**	¥ (71)	**$ 397,121**
Policy reserve	5,381,993	**5,394,718**	12,724	**44,881,181**
Reserve for policyholder dividends (note 11)	113,659	**137,336**	23,677	**1,142,562**
Total Policy Reserves	5,543,459	**5,579,788**	36,329	**46,420,865**
Due to Agency	0	**0**	(0)	**0**
Due to Reinsurers	699	**767**	68	**6,381**
Other Liabilities	171,881	**181,982**	10,101	**1,513,993**
Reserve for Employees' Retirement Benefits (note 10)	61,665	**64,074**	2,409	**533,062**
Reserve for Losses on Sale of Loans	63	**63**	0	**524**
Allowance for Policyholder Dividends	30,662	—	(30,662)	—
Reserve for Price Fluctuations	28,042	**29,242**	1,199	**243,278**
Total Liabilities	5,836,472	**5,855,919**	19,447	**48,718,128**
Minority Interests	1,433	**924**	(508)	**7,687**
Equity:				
Revaluation Reserve	53	—	—	—
Reserve for Redemption of Fund	35,000	—	—	—
Surplus	95,376	—	—	—
Net Unrealized Gains on Securities	41,641	—	—	—
Translation Adjustments	479	—	—	—
Total Equity	172,551	—	—	—
Stockholders' Equity:				
Common Stock Authorized—6,000,000 shares Issued —1,500,000 shares	—	**75,000**	—	**623,960**
Capital Surplus	—	**54**	—	**449**
Retained Earnings	—	**56,123**	—	**466,913**
Net Unrealized Gains on Securities	—	**47,883**	—	**398,361**
Total Stockholders' Equity	—	**179,060**	—	**1,489,684**
Total Liabilities, Minority Interests and (Stockholders') Equity	¥6,010,457	**¥6,035,905**	¥ 25,448	**$50,215,516**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen			Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	Increase (Decrease)	**2003**
Balance at Beginning of Year	¥126,145	**¥ —**	¥—	**$ —**
Deduction:				
Transfer to reserve for policyholder dividends	33,249	**—**	—	**—**
Transfer to reserve for redemption of fund	6,800	**—**	—	**—**
Interest on fund	181	**—**	—	**—**
Bonus to directors	65	**—**	—	**—**
Bonus to corporate auditors	13	**—**	—	**—**
Total Deduction	40,310	**—**	—	**—**
Net Income	9,541	**—**	—	**—**
Balance at End of Year	¥ 95,376	**¥ —**	¥—	**$ —**
Capital Surplus:				
Balance at Beginning of Year	¥ —	**¥ 54**	¥—	**$ 449**
Balance at End of Year	¥ —	**¥ 54**	¥—	**$ 449**
Retained Earnings:				
Balance at Beginning of Year	¥ —	**¥49,815**	¥—	**$414,434**
Addition:				
Net income	—	**6,383**	—	**53,103**
Deduction:				
Bonus to directors	—	**65**	—	**541**
Bonus to corporate auditors	—	**10**	—	**83**
Total Deduction	—	**75**	—	**624**
Balance at End of Year	¥ —	**¥56,123**	¥—	**$466,913**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended 31st March,	Millions of yen 2002	Millions of yen 2003	Millions of yen Increase (Decrease)	Thousands of U.S. dollars 2003
Cash Flows from Operating Activities:				
Income before income taxes	¥ 16,871	**¥ 15,769**	¥ (1,102)	**$ 131,190**
Depreciation of real estate for rent	3,250	**3,069**	(180)	**25,532**
Amortization of goodwill due to consolidation	5	**(1,192)**	(1,198)	**(9,917)**
Other depreciation and amortization	7,072	**5,794**	(1,278)	**48,203**
Increase (decrease) in reserve for outstanding claims	3,703	**(71)**	(3,775)	**(591)**
Increase in policy reserve	26,289	**12,724**	(13,565)	**105,857**
Increase in interest portion of reserve for policyholder dividends	1,550	**1,149**	(401)	**9,559**
Provision for reserve for policyholder dividends	—	**26,569**	26,569	**221,040**
Decrease in reserve for possible loan losses	(5,844)	**(3,167)**	2,677	**(26,348)**
Write-off of loans	3,621	**69**	(3,552)	**574**
Increase in reserve for employees' retirement benefits	1,445	**2,437**	992	**20,275**
Increase in reserve for losses on sale of loans	0	**0**	0	**0**
Increase (decrease) in allowance for policyholder dividends	30,662	**(30,662)**	(61,324)	**(255,092)**
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	—	**30,662**	30,662	**255,092**
Increase in reserve for price fluctuations	1,330	**1,199**	(130)	**9,975**
Interest, dividends and income from real estate for rent	(155,683)	**(129,419)**	26,264	**(1,076,697)**
Losses on securities investment	42,347	**78,413**	36,066	**652,354**
Interest expense	68	**37**	(30)	**308**
Exchange losses	3,326	**1,519**	(1,806)	**12,637**
(Gains) losses on sale or disposal of property and equipment	(989)	**3,379**	4,368	**28,111**
Equity in net (income) loss of affiliated companies	(195)	**3,085**	3,280	**25,666**
Increase in amount due from agency	(2,409)	**(2,664)**	(254)	**(22,163)**
(Increase) decrease in amount due from reinsurers	(323)	**89**	412	**740**
Increase in other assets	(3,373)	**(4,327)**	(954)	**(35,998)**
Increase (decrease) in amount due to agency	0	**(0)**	(0)	**(0)**
Increase (decrease) in amount due to reinsurers	(43)	**68**	111	**566**
Increase in other liabilities	2,758	**7,690**	4,931	**63,977**
Other, net	57,855	**(6,485)**	(64,341)	**(53,952)**
Sub-total	33,299	**15,741**	(17,558)	**130,957**
Interest, dividends and income from real estate for rent received	164,501	**136,979**	(27,521)	**1,139,592**
Interest paid	(57)	**(39)**	18	**(324)**
Dividends paid to policyholders	(34,533)	**(34,868)**	(335)	**(290,083)**
Other, net	(43,066)	**12,542**	55,609	**104,343**
Income taxes paid	(19,304)	**(5,618)**	13,686	**(46,739)**
Net Cash Provided by Operating Activities	¥100,838	**¥124,736**	¥23,898	**$1,037,737**

(continued)

Years ended 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Cash Flows from Investing Activities:				
Net (increase) decrease in short-term investments	¥ (3,790)	**¥ 6,540**	¥ 10,331	**$ 54,409**
Proceeds from sale and redemption of monetary claims purchased	2,200	**700**	(1,500)	**5,824**
Investments in monetary trusts	(38,000)	**(130,000)**	(92,000)	**(1,081,531)**
Proceeds from monetary trusts	134,731	**49,000**	(85,731)	**407,654**
Purchase of securities	(2,170,659)	**(1,412,770)**	757,888	**(11,753,494)**
Sale and redemption of securities	1,865,697	**1,460,254**	(405,443)	**12,148,536**
Investments in loans	(351,733)	**(381,749)**	(30,016)	**(3,175,948)**
Collections on loans	320,301	**355,378**	35,077	**2,956,556**
Increase (decrease) in cash collateral received under security lending contracts	91,337	**(24,759)**	(116,097)	**(205,982)**
Sub-total	(149,914)	**(77,405)**	72,509	**(643,968)**
Total of Net Cash Provided by (Used in) Operating Activities and Investment Transactions as Above	(49,076)	**47,331**	96,407	**393,769**
Purchase of property and equipment	(13,909)	**(5,710)**	8,199	**(47,504)**
Proceeds from sale of property and equipment	3,763	**1,955**	(1,807)	**16,265**
Net cash paid related to sale of subsidiaries	—	**937**	937	**7,795**
Proceeds from business transfer	—	**200**	200	**1,664**
Net Cash Used in Investing Activities	(160,061)	**(80,021)**	80,039	**(665,732)**
Cash Flows from Financing Activities:				
Proceeds from issuance of commercial paper	—	**30,000**	30,000	**249,584**
Redemption of commercial paper	(30,000)	**—**	30,000	**—**
Repayments of debt	(57)	**(0)**	56	**(0)**
Repayments of fund	(6,800)	**—**	6,800	**—**
Interest paid related to fund	(181)	**—**	181	**—**
Dividends paid to minority interests	(2)	**(0)**	2	**(0)**
Payments related to Article 12 of implementation order for the Insurance Business Law	—	**(5,560)**	(5,560)	**(46,256)**
Net Cash Provided by (Used in) Financing Activities	(37,042)	**24,437**	61,479	**203,303**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,349)	**(1,621)**	1,727	**(13,486)**
Net Increase (Decrease) in Cash and Cash Equivalents	(99,614)	**67,530**	167,145	**561,814**
Cash and Cash Equivalents at Beginning of Year	496,091	**396,477**	(99,614)	**3,298,478**
Cash and Cash Equivalents at End of Year (note 15)	¥ 396,477	**¥ 464,008**	¥ 67,530	**$ 3,860,300**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. Such consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen have been eliminated. As a result, totals in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of consolidated subsidiaries for the years ended 31st March, 2002 and 2003 were 12 and 6, respectively. Daido Life Investment Trust Management Co., Ltd., which was previously consolidated, has been accounted for under the equity method since 1st April, 2002 due to the sale of shares on 30th May, 2002. As of 1st July, 2002, Daido Life Investment Trust Management Co., Ltd. merged with T&D Taiyo Daido Asset Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. As a result, T&D Taiyo Daido Asset Management Co., Ltd. has been eliminated from the list of affiliated companies since 30th June, 2002. Daido Properties Investment Inc. has been deconsolidated due to liquidation on 3rd December, 2002.

In accordance with the reorganization plan of the Company's consolidated subsidiaries, Daido Kosan Co., Ltd., Daiko Building Service Co., Ltd. and Nihon System Shuno, Inc. have split off their businesses to those wholly owned subsidiaries on 1st October, 2002 and then the remaining businesses were merged into Daido Management Service Co., Ltd. together with businesses belonging to Daido Life Calculation Centre Co., Ltd., Daido Life Leasing Co., Ltd., Daido Confirm Co., Ltd. and Daido Life Credit Service Co., Ltd., as of 3rd February, 2003.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for the years ended 31st March, 2002 and 2003 were 9. T&D Taiyo Daido Lease Co., Ltd. and Alternative Investment Capital Limited have been accounted for under the equity method since 30th September, 2002 and 1st October, 2002, respectively, due to the purchase of shares on 1st August, 2002 and 4th October, 2002, respectively. T&D Information System Service Co., Ltd. has been merged with T&D Information Systems Co., Ltd. as of 1st October, 2002. T&D Premium Collection Service Co., Ltd. has been eliminated from the list of affiliated companies due to liquidation on 18th March, 2003.

Further information for consolidated subsidiaries and affiliated companies is shown in "Subsidiaries and Affiliates" on page 93.

The financial statements of a subsidiary and affiliates located outside Japan are prepared for the year ending 31st December. Appropriate adjustments were made for material transactions from 31st December to 31st March, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is amortized immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries
Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency denominated financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. The Company and its subsidiaries have applied such stricter rules for impairment of marketable available-for-sale securities during the year ended 31st March, 2003, by considering the current stock market condition. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined using the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Commercial Code of Japan.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company converted its organization from a mutual company to a joint stock corporation on 1st April, 2002, the Company has accrued policyholder dividends for the year ended 31st March, 2002 through this allowance.

Allowance for policyholder dividends has been absorbed into the reserve for policyholder dividends from 1st April, 2002.

(h) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Commercial Code of Japan.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2002 and 2003 were ¥95,835 million and ¥88,407 million (U.S.$735,499 thousand), respectively.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

Derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(n) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(o) Change in presentation

The presentation of stockholders' equity on the balance sheet and the consolidated statements of retained earnings as of and for the year ended 31st March, 2003 have been revised due to the Company's demutualization and the revision of the format of the financial statements prescribed by the implementation order for the Insurance Business Law.

(p) Additional information

From the year ended 31st March, 2003, the Company has recognized impairment losses for all securities of which decline in the fair value exceeds 30% of its book value. As a result, the Company and its subsidiaries recognized ¥18,487 million (U.S.$153,802 thousand) of additional devaluation losses on marketable available-for-sale securities. This resulted in a decrease of ¥18,487 million (U.S.$153,802 thousand) in ordinary profit and income before income taxes for the year ended 31st March, 2003.

Note 2 U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at ¥120.20 = U.S.$1, which was the approximate rate prevailing at 31st March, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

Note 3 Income from Insurance Premiums

Income from insurance premiums include ceding reinsurance commissions amounting to ¥1,564 million and ¥1,093 million (U.S.$9,093 thousand) for the years ended 31st March, 2002 and 2003, respectively.

Note 4 Investment Income/Gains and Expenses/Losses

The following information summarizes the components of investment income/gains and expenses/losses:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Interest, dividends and income from real estate for rent	¥155,683	**¥129,419**	**$1,076,697**
Gains on investments in trading securities, net	592	**—**	**—**
Gains on sale of securities	88,599	**32,596**	**271,181**
Gains from derivatives, net	—	**21,111**	**175,632**
Other investment income	1,229	**2,961**	**24,634**
Total Investment Income/Gains	¥246,104	**¥186,088**	**$1,548,153**
Interest expense	¥ 68	**¥ 37**	**$ 308**
Losses from monetary trusts, net	30,189	**11,748**	**97,737**
Losses on investments in trading securities, net	—	**3,018**	**25,108**
Losses on sale of securities	56,136	**19,755**	**164,351**
Devaluation losses on securities	54,222	**58,713**	**488,461**
Losses from derivatives, net	25,925	**—**	**—**
Foreign exchange losses, net	10,034	**1,473**	**12,255**
Write-off of loans	3,621	**69**	**574**
Depreciation of real estate for rent	3,250	**3,069**	**25,532**
Other investment expenses	3,282	**5,753**	**47,862**
Losses from special accounts, net	18,879	**28,512**	**237,205**
Total Investment Expenses/Losses	¥205,609	**¥132,153**	**$1,099,443**

Note 5 Investment in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

As of 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Securities:			
Trading	¥ 262,759	**¥ 199,518**	**$ 1,659,884**
Available-for-sale:			
with fair value	2,210,754	**2,105,291**	**17,514,900**
without fair value	88,280	**103,952**	**864,825**
Sub-total	2,299,034	**2,209,243**	**18,379,725**
Held-to-maturity	1,491,845	**1,538,461**	**12,799,176**
Total	¥4,053,640	**¥3,947,224**	**$32,838,802**
Monetary trusts:			
Trading	¥ 22,949	**¥ 35,175**	**$ 292,637**
Available-for-sale	72,246	**115,217**	**958,544**
Total	¥ 95,195	**¥ 150,393**	**$ 1,251,190**

Investments in trading securities held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

As of 31st March,	Millions of yen Fair value 2002	Millions of yen Unrealized gains (losses) 2002
Securities	¥262,759	¥2,667
Monetary trusts	22,949	(94)
Total	¥285,708	¥2,573

As of 31st March,	Millions of yen Fair value 2003	Millions of yen Unrealized gains (losses) 2003
Securities	**¥199,518**	**¥(25,446)**
Monetary trusts	**35,175**	**(3,973)**
Total	**¥234,693**	**¥(29,419)**

As of 31st March,	Thousands of U.S. dollars Fair value 2003	Thousands of U.S. dollars Unrealized gains (losses) 2003
Securities	**$1,659,884**	**$(211,697)**
Monetary trusts	**292,637**	**(33,053)**
Total	**$1,952,521**	**$(244,750)**

Investments in held-to-maturity securities and marketable available-for-sale securities held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

	Millions of yen		
	Amortized cost	Gross unrealized gains	Gross unrealized losses
As of 31st March,	2002		
Held-to-maturity:			
Domestic bonds:			
Corporate bonds	¥ 620,913	¥24,804	¥(2,035)
Municipal bonds	698,994	35,959	(458)
Government bonds	111,904	17,147	—
Sub-total	1,431,812	77,911	(2,493)
Foreign bonds	60,031	1,203	(447)
Total	¥1,491,845	¥79,115	¥(2,941)

	Millions of yen		
	Carrying amount	Gross unrealized gains	Gross unrealized losses
As of 31st March,	2002		
Marketable available-for-sale:			
Domestic bonds:			
Corporate bonds	¥ 438,448	¥16,095	¥ (1,250)
Municipal bonds	620,846	28,879	(448)
Government bonds	462,797	12,902	(140)
Sub-total	1,522,093	57,877	(1,838)
Domestic stocks	278,384	32,784	(14,831)
Foreign bonds	258,740	2,745	(3,659)
Foreign stocks	974	2	(71)
Other foreign securities	31,005	390	(799)
Other securities	119,553	175	(8,776)
Total	¥2,210,754	¥93,976	¥(29,977)

	Millions of yen		
	Amortized cost	Gross unrealized gains	Gross unrealized losses
As of 31st March,	**2003**		
Held-to-maturity:			
Domestic bonds:			
Corporate bonds	**¥ 709,871**	**¥ 43,083**	**¥(194)**
Municipal bonds	**669,306**	**42,806**	**—**
Government bonds	**108,877**	**16,394**	**—**
Sub-total	**1,488,055**	**102,284**	**(194)**
Foreign bonds	**50,405**	**2,168**	**(233)**
Total	**¥1,538,461**	**¥104,452**	**¥(428)**

As of 31st March,	Millions of yen		
	Carrying amount	Gross unrealized gains	Gross unrealized losses
		2003	
Marketable available-for-sale:			
Domestic bonds:			
Corporate bonds	**¥ 509,975**	**¥24,550**	**¥ (236)**
Municipal bonds	**617,154**	**37,252**	**—**
Government bonds	**420,182**	**13,150**	**(12)**
Sub-total	**1,547,313**	**74,952**	**(249)**
Domestic stocks	**172,363**	**14,198**	**(10,571)**
Foreign bonds	**161,023**	**5,633**	**(1,174)**
Foreign stocks	**1,913**	**—**	**(262)**
Other foreign securities	**30,076**	**796**	**(1,934)**
Other securities	**192,601**	**3,129**	**(6,490)**
Total	**¥2,105,291**	**¥98,710**	**¥(20,683)**

As of 31st March,	Thousands of U.S. dollars		
	Amortized cost	Gross unrealized gains	Gross unrealized losses
		2003	
Held-to-maturity:			
Domestic bonds:			
Corporate bonds	**$ 5,905,749**	**$358,428**	**$(1,614)**
Municipal bonds	**5,568,270**	**356,123**	**—**
Government bonds	**905,799**	**136,389**	**—**
Sub-total	**12,379,825**	**850,948**	**(1,614)**
Foreign bonds	**419,343**	**18,037**	**(1,938)**
Total	**$12,799,176**	**$868,985**	**$(3,561)**

As of 31st March,	Thousands of U.S. dollars		
	Carrying amount	Gross unrealized gains	Gross unrealized losses
		2003	
Marketable available-for-sale:			
Domestic bonds:			
Corporate bonds	**$ 4,242,720**	**$204,243**	**$ (1,963)**
Municipal bonds	**5,134,393**	**309,917**	**—**
Government bonds	**3,495,691**	**109,401**	**(100)**
Sub-total	**12,872,820**	**623,561**	**(2,072)**
Domestic stocks	**1,433,968**	**118,120**	**(87,945)**
Foreign bonds	**1,339,626**	**46,864**	**(9,767)**
Foreign stocks	**15,915**	**—**	**(2,180)**
Other foreign securities	**250,216**	**6,622**	**(16,090)**
Other securities	**1,602,338**	**26,032**	**(53,993)**
Total	**$17,514,900**	**$821,215**	**$(172,072)**

Net unrealized gains and losses on monetary trusts classified as available-for-sale securities are summarized as follows:

As of 31st March,	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Carrying amount	¥72,246	**¥115,217**	**$958,544**
Net unrealized gains (losses)	398	**(4,130)**	**(34,359)**

During the year ended 31st March, 2003, impairment losses on monetary trusts classified as available-for-sale of ¥9,173 million (U.S.$76,314 thousand) were charged to income.

Available-for-sale securities without readily obtainable fair value held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

As of 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Unlisted domestic stocks	¥10,767	**¥ 10,672**	**$ 88,785**
Unlisted foreign stocks	60,000	**60,000**	**499,168**
Other foreign securities	7,451	**12,857**	**106,963**
Other securities	3,098	**4,696**	**39,068**
Investments in affiliates	6,964	**15,727**	**130,840**
Total	¥88,280	**¥103,952**	**$864,825**

Gross gains of ¥88,599 million and ¥32,510 million (U.S.$270,466 thousand) and gross losses of ¥56,136 million and ¥19,659 million (U.S.$163,552 thousand) were realized on the sale of available-for-sale securities for the years ended 31st March, 2002 and 2003, respectively.

The carrying value of bonds classified as held-to-maturity and available-for-sale as of 31st March, 2002 and 2003, by contractual maturity date, is shown below:

	Millions of yen				
As of 31st March,	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
			2002		
Held-to-maturity and available-for-sale:					
Government bonds	¥119,840	¥ 203,699	¥ 244,605	¥ 6,559	¥ 574,703
Municipal bonds	110,190	563,814	641,493	5,262	1,320,759
Corporate bonds	114,815	417,641	445,178	80,807	1,058,441
Foreign bonds	69,178	138,442	111,151	—	318,771
Total	¥414,025	¥1,323,597	¥1,442,429	¥92,628	¥3,272,679

	Millions of yen				
As of 31st March,	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
			2003		
Held-to-maturity and available-for-sale:					
Government bonds	**¥169,871**	**¥ 180,617**	**¥ 174,442**	**¥ 4,127**	**¥ 529,057**
Municipal bonds	**134,842**	**557,843**	**590,087**	**3,687**	**1,286,459**
Corporate bonds	**81,227**	**442,532**	**530,258**	**165,828**	**1,219,845**
Foreign bonds	**6,044**	**66,998**	**115,121**	**23,265**	**211,428**
Total	**¥391,987**	**¥1,247,992**	**¥1,409,910**	**¥196,909**	**¥3,246,798**

	Thousands of U.S. dollars				
As of 31st March,	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
			2003		
Held-to-maturity and available-for-sale:					
Government bonds	**$1,413,236**	**$ 1,502,637**	**$ 1,451,265**	**$ 34,334**	**$ 4,401,473**
Municipal bonds	**1,121,814**	**4,640,957**	**4,909,210**	**30,674**	**10,702,654**
Corporate bonds	**675,765**	**3,681,631**	**4,411,464**	**1,379,601**	**10,148,461**
Foreign bonds	**50,283**	**557,388**	**957,745**	**193,552**	**1,758,968**
Total	**$3,261,123**	**$10,382,629**	**$11,729,700**	**$1,638,178**	**$27,011,631**

During the year ended 31st March, 2002, held-to-maturity securities with a carrying amount of ¥1,113,483 million held with respect to the Company's group annuity business were reclassified as available-for-sale securities. This reclassification was to keep an appropriate level of liquidity in order to cope with potential large outflows of its group annuity business if interest rates increase significantly in the future.

As a result of this reclassification, securities and net unrealized gains of securities increased by ¥53,736 million and ¥34,332 million, respectively.

Note 6 Loans

Delinquent loans of the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

As of 31st March,	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Loans to bankrupt companies	¥ 472	**¥ 293**	**$ 2,438**
Past due loans	10,765	**8,405**	**69,925**
Loans over due for three months or more	296	**234**	**1,947**
Restructured loans	3,378	**885**	**7,363**
Total	¥14,913	**¥9,818**	**$81,681**

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans on which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2002 and 2003 amounted to ¥5,067 million and ¥986 million (U.S.$8,203 thousand), respectively. Past due loans also decreased due to write-offs in the amounts of ¥3,824 million and ¥4,122 million (U.S.$34,293 thousand) as of 31st March, 2002 and 2003, respectively.

The Company's outstanding loan commitments with borrowers are summarized as follows:

As of 31st March,	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Total loan commitment	¥1,400	**¥2,175**	**$18,095**
Less amount draw down	(240)	**(1,095)**	**(9,110)**
Residual loan commitment	¥1,160	**¥1,080**	**$ 8,985**

Based on the agreement, the draw down of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and creditworthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

Note 7 Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analyzing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 31st March, 2002 and 2003, respectively. Notional amounts do not represent exposure to credit loss.

	Millions of yen			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (devaluation losses)
As of 31st March,	2002			
Stock index futures sold	¥ —	¥65,843	¥64,983	¥ 859
Interest rate swaps	61,800	2,600	(1,423)	(1,423)
Foreign exchange contracts sold	—	73,653	75,594	(1,941)
Foreign exchange contracts bought	—	380	381	1
Total valuation gains (devaluation losses)				¥(2,504)

	Millions of yen			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (devaluation losses)
As of 31st March,	**2003**			
Stock index futures sold	**¥ —**	**¥82,825**	**¥83,679**	**¥ (853)**
Interest rate swaps	**29,200**	**32,600**	**(1,354)**	**(1,354)**
Foreign exchange contracts sold	**—**	**70,271**	**70,885**	**(613)**
Foreign exchange contracts bought	**—**	**204**	**204**	**0**
Total valuation gains (devaluation losses)				**¥(2,821)**

	Thousands of U.S. dollars			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (devaluation losses)
As of 31st March,	**2003**			
Stock index futures sold	**$ —**	**$689,060**	**$696,165**	**$ (7,097)**
Interest rate swaps	**242,928**	**271,215**	**(11,265)**	**(11,265)**
Foreign exchange contracts sold	**—**	**584,617**	**589,725**	**(5,100)**
Foreign exchange contracts bought	**—**	**1,697**	**1,697**	**0**
Total valuation gains (devaluation losses)				**$(23,469)**

The notional amounts and average fixed interest rates of interest rate swaps by maturities as of 31st March, 2002 and 2003 are as follows:

	One year or less	After one year through three years	After three years	Total
2002:				
Notional amount (Millions of yen)	¥2,600	¥55,200	¥6,600	¥64,400
Average fixed interest rate to be received (%)	0.10	1.20	0.10	1.04
Average fixed interest rate to be paid (%)	1.97	2.22	1.97	2.19
2003:				
Notional amount (Millions of yen)	**¥32,600**	**¥25,200**	**¥4,000**	**¥61,800**
(Thousands of U.S. dollars)	**$271,215**	**$209,651**	**$33,278**	**$514,143**
Average fixed interest rate to be received (%)	**0.87**	**0.74**	**0.07**	**0.76**
Average fixed interest rate to be paid (%)	**2.19**	**2.24**	**1.97**	**2.20**

Note 8 Special Accounts

The balance sheets include assets and the same amount of liabilities related to special accounts, amounting to ¥235,938 million and ¥175,054 million (U.S.$1,456,356 thousand) as of 31st March, 2002 and 2003, respectively.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

Note 9 Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants' (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the years ended 31st March, 2002 and 2003.

The effective tax rates for the years ended 31st March, 2002 and 2003 differ from the normal statutory rate for the following reasons:

	%	
Years ended 31st March,	2002	**2003**
Statutory tax rate	36.1%	**36.1%**
Permanent differences such as entertainment expenses	3.4	**9.0**
Elimination of dividends received from subsidiaries	—	**8.3**
Effect of equity in net loss of affiliated companies	—	**7.1**
Other	3.0	**(1.3)**
Effective tax rate	42.5%	**59.2%**

Significant components of deferred tax assets and liabilities of the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarized below:

	Millions of yen		Thousands of U.S. dollars
As of 31st March,	2002	**2003**	**2003**
Deferred tax assets:			
Policy reserves	¥ 34,392	**¥35,317**	**$293,819**
Reserve for employees' retirement benefits	19,970	**21,535**	**179,160**
Devaluation losses on securities	20,245	**14,234**	**118,419**
Reserve for price fluctuations	10,125	**10,559**	**87,845**
Unrealized losses on available-for-sale securities	10,932	**9,141**	**76,048**
Reserve for possible loan losses	5,376	**3,159**	**26,281**
Other	3,709	**3,739**	**31,106**
Total deferred tax assets	104,752	**97,687**	**812,704**
Valuation allowance	(0)	**—**	**—**
Net deferred tax assets	104,751	**97,687**	**812,704**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	(34,396)	**(36,027)**	**(299,725)**
Deferred gain on sale of real estate	(563)	**(563)**	**(4,684)**
Other	(2)	**—**	**—**
Total deferred tax liabilities	(34,961)	**(36,590)**	**(304,409)**
Net deferred tax asset	¥ 69,789	**¥61,096**	**$508,286**

Note 10 Reserve for Employees' Retirement Benefits

The Company and its subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial value of the retirement benefit obligations and the pension assets.

The components of net periodic pension cost for the years ended 31st March, 2002 and 2003 are summarized below:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Service cost	¥3,209	**¥3,270**	**$27,205**
Interest cost	1,642	**1,677**	**13,952**
Expected return on assets	(131)	**(95)**	**(790)**
Amortization of unrecognized net gain	1,008	**2,036**	**16,938**
Amortization of prior service cost	254	**—**	**—**
Total pension cost	¥5,984	**¥6,888**	**$57,304**

Assumptions used in accounting for the plans were as follows:

	%	
Years ended 31st March,	2002	**2003**
Discount rate	2.5%	**2.3%**
Expected long-term rate of return on assets	2.5	**1.75**

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gain or loss is charged or credited to income when recognized.

The plans' funded status as of 31st March, 2002 and 2003 are summarized below:

	Millions of yen		Thousands of U.S. dollars
As of 31st March,	2002	**2003**	**2003**
Projected benefit obligation	¥67,118	**¥69,859**	**$581,190**
Plan assets	(5,452)	**(5,785)**	**(48,128)**
Unrecognized net gain or loss	—	**—**	**—**
Reserve for retirement benefits	¥61,665	**¥64,074**	**$553,062**

Directors and corporate auditors are not covered by the plans described above. Benefits paid to directors and corporate auditors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

Note 11 Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the years ended 31st March, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Balance at beginning of year	¥113,619	**¥113,659**	**$ 945,582**
Transfer to reserves from surplus in previous year	33,249	**—**	**—**
Transfer from allowance for policyholder dividends	—	**30,662**	**255,092**
Policyholder dividends	(34,533)	**(34,868)**	**(290,083)**
Increase in interest	1,550	**1,149**	**9,559**
Other	(227)	**164**	**1,364**
Provision for reserve for policyholder dividends	—	**26,569**	**221,040**
Balance at end of year	¥113,659	**¥137,336**	**$1,142,562**

Note 12 Extraordinary Gains and Losses

Extraordinary gains for the years ended 31st March, 2002 and 2003 are as follows:

Years ended 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Gains on sale of property, equipment and loans	¥1,986	**¥ 911**	**$ 7,579**
Reversal of reserve for possible loan losses	4,236	**3,165**	**26,331**
Recoveries from bad debts previously written-off	608	**2,181**	**18,145**
Other	—	**38**	**316**
Total Extraordinary Gains	¥6,832	**¥6,297**	**$52,388**

Extraordinary losses for the years ended 31st March; 2002 and 2003 are as follows:

Years ended 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Losses on sale, disposal and devaluation of property and equipment	¥ 1,689	**¥4,309**	**$35,849**
Provision for reserve for losses on sale of loans	0	**0**	**0**
Provision for allowance for policyholder dividends	30,662	**—**	**—**
Provision for price fluctuation reserve	1,330	**1,199**	**9,975**
Social service contribution	316	**—**	**—**
Payments for 100th anniversary project	—	**254**	**2,113**
Total Extraordinary Losses	¥33,998	**¥5,764**	**$47,953**

Note 13 Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation, were estimated at ¥4,395 million and ¥3,624 million (U.S.$30,150 thousand) as of 31st March, 2002 and 2003, respectively. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,970 million and ¥15,996 million (U.S.$133,078 thousand) as of 31st March, 2002 and 2003, respectively. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥35,354 million and ¥23,928 million (U.S.$199,068 thousand) of the Company's investments in securities were pledged mainly for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 and 2003, respectively, in order to secure such future contribution.

As of 31st March 2003, ¥10,923 million (U.S.$90,874 thousand) of the Company's investments in securities were used as a substitution of margin for future contracts.

A part of bonds amounting to ¥182,189 million and ¥96,491 million (U.S.$802,754 thousand) were loaned under lending contracts as of 31st March, 2002 and 2003, respectively.

Note 14 Information for Consolidated Statements of Retained Earnings

As a result of the demutualization performed by the Company as of 1st April, 2002, the equity in the balance sheet has been adjusted. These adjustments would affect the stockholders' equity of the consolidated balance sheet as follows:

Millions of yen	
As of 31st March, 2002	
Description	Amount
(Equity)	
Revaluation reserve	¥ 53
Reserve for redemption of fund	35,000
Surplus	95,376
Net unrealized gains on securities	41,641
Translation adjustments	479
Total Equity	¥172,551

Millions of yen	
As of 1st April, 2002	
Description	Amount
(Stockholders' Equity)	
Common stock	¥ 75,000
Capital surplus	54
Retained earnings	49,815
Net unrealized gains on securities	41,641
Translation adjustments	479
Total Equity	¥166,991

Note: *For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law.*

Note 15 Consolidated Statements of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statements of cash flows to cash and deposits as stated in the balance sheet:

	Millions of yen		Thousands of U.S. dollars
As of 31st March,	2002	**2003**	**2003**
Cash and deposits	¥178,391	**¥288,716**	**$2,401,963**
Less deposits with an original maturity more than three months	(7,609)	**(606)**	**(5,042)**
Call loan	184,000	**135,000**	**1,123,128**
Monetary claims purchased	42,394	**40,897**	**340,241**
Less monetary claims purchased with an original maturity more than three months	(700)	**—**	**—**
Cash and cash equivalents	¥396,477	**¥464,008**	**$3,860,300**

Assets and liabilities of Daido Life Investment Trust Management, which is deconsolidated due to the sale of shares, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
As of 31st March,	2003	2003
Cash and deposits	¥ 590	$ 4,908
Securities	2,208	18,369
Other assets	331	2,754
Other liabilities	233	1,938

Note 16 Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stock during the year ended 31st March, 2003. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended 31st March, 2003 was ¥4,204.50 (U.S.$35). The net assets per share calculated based on the number of shares of common stock outstanding as of 31st March, 2003 was ¥119,322.62 (U.S.$993).

Note 17 Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenue and total assets, respectively.

Note 18 Subsequent Events

In accordance with Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet of the Company as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganization prescribed in Article 86 of the Insurance Business Law.

Millions of yen

As of 31st March, 2002	
Description	Amount
(Equity)	
Legal reserve:	
Revaluation reserve	¥ 53
Reserve for redemption of fund	35,000
Legal reserve for future losses	1,018
Total legal reserve	36,071
Surplus:	
Appropriated retained earnings	63,635
Unappropriated retained earnings	22,766
Total surplus	86,402
Net unrealized gains on securities	41,514
Total Equity	¥163,988

Millions of yen

As of 1st April, 2002	
Description	Amount
(Equity)	
Subscribed capital	¥ 75,000
Legal reserve:	
Capital reserve	54
Appropriated legal reserve	1,018
Total legal reserve	1,072
Surplus:	
Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766
Total surplus	40,841
Net unrealized gains on securities	41,514
Total Equity	¥158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

These adjustments would affect the equity of the consolidated balance sheet as follows:

Millions of yen

As of 31st March, 2002	
Description	Amount
(Equity)	
Revaluation reserve	¥ 53
Reserve for redemption of funds	35,000
Surplus	95,376
Net unrealized gains on securities	41,641
Translation adjustments	479
Total Equity	¥172,551

Millions of yen

As of 1st April, 2002	
Description	Amount
(Equity)	
Subscribed capital	¥ 75,000
Capital reserve	54
Surplus	49,815
Net unrealized gains on securities	41,641
Translation adjustments	479
Total Equity	¥166,991

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for the Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with Article 89 of the Insurance Business Law. In accordance with Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

The amount paid to policyholders (totalling ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) at the purchase price for new listings made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and was paid the day after the reorganization (1st April, 2002).

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Daido Life Insurance Company

We have audited the accompanying consolidated balance sheets of Daido Life Insurance Company and consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daido Life Insurance Company and consolidated subsidiaries at March 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included recomputation of the translated yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.



Shin Nihon & Co.
27th June, 2003
Tokyo, Japan

See Note 1 (a) to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Daido Life Insurance Company and consolidated subsidiaries under Japanese accounting principles and practices.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Ordinary Revenue:				
Income from Insurance Premiums:				
Insurance premiums	¥1,057,881	**¥ 988,327**	¥ (69,554)	**$8,222,354**
Ceding reinsurance commissions	1,564	**1,093**	(470)	**9,093**
Total Income from Insurance Premiums	1,059,445	**989,420**	(70,024)	**8,231,448**
Investment Income/Gains (note 10):				
Interest, dividends and income from real estate for rent:				
Interest income from deposits	3,441	**1,646**	(1,794)	**13,694**
Interest income and dividends from securities	118,038	**98,596**	(19,441)	**820,266**
Interest income from loans	26,866	**25,711**	(1,155)	**213,902**
Income from real estate for rent	7,327	**7,090**	(236)	**58,985**
Other income from interest and dividends	136	**104**	(32)	**865**
Total interest, dividends and income from real estate for rent	155,811	**133,150**	(22,660)	**1,107,737**
Gains on investments in trading securities, net	592	**—**	(592)	**—**
Gains on sale of securities	88,599	**32,676**	(55,922)	**271,847**
Gains from derivatives	—	**21,111**	21,111	**175,632**
Other investment income	120	**2,961**	2,840	**24,634**
Total Investment Income/Gains	245,123	**189,901**	(55,222)	**1,579,875**
Other Ordinary Income:				
Income related to withheld insurance claims and other payments for future annuity payments	158	**210**	51	**1,747**
Income due to withheld insurance payments	2,764	**2,025**	(738)	**16,847**
Reversal of reserve for outstanding claims	—	**71**	71	**591**
Others	737	**546**	(190)	**4,542**
Total Other Ordinary Income	3,660	**2,854**	(805)	**23,744**
Total Ordinary Revenue	¥1,308,229	**¥1,182,176**	¥(126,052)	**$9,835,075**

(continued)

Years ended 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Ordinary Expenses:				
Insurance Claims and Other Payments:				
Insurance claims	¥ 297,441	**¥ 295,889**	¥ (1,552)	**$2,461,639**
Annuity payments	22,768	**27,104**	4,336	**225,491**
Insurance benefits	266,487	**254,314**	(12,172)	**2,115,757**
Surrender payments	269,970	**215,896**	(54,074)	**1,796,140**
Other payments	49,396	**67,349**	17,953	**560,308**
Reinsurance premiums	1,380	**1,354**	(25)	**11,265**
Total Insurance Claims and Other Payments	907,444	**861,908**	(45,536)	**7,170,616**
Provision for Policy and Other Reserves:				
Provision for outstanding claims	3,703	**—**	(3,703)	**—**
Provision for policy reserve	26,289	**12,724**	(13,565)	**105,857**
Interest portion of reserve for policyholder dividends	1,550	**1,149**	(401)	**9,559**
Total Provision for Policy and Other Reserves	31,543	**13,873**	(17,670)	**115,416**
Investment Expenses/Losses (note 10):				
Interest expense	68	**37**	(30)	**308**
Losses from monetary trusts, net	30,189	**11,748**	(18,440)	**97,737**
Losses on investments in trading securities, net	—	**3,018**	3,018	**25,108**
Losses on sale of securities	56,135	**19,657**	(36,477)	**163,536**
Devaluation losses on securities	54,121	**58,713**	4,592	**488,461**
Losses from derivatives, net	25,925	**—**	(25,925)	**—**
Foreign exchange losses, net	10,034	**1,462**	(8,571)	**12,163**
Write-off of loans	3,620	**69**	(3,550)	**574**
Depreciation of real estate for rent	3,250	**3,069**	(180)	**25,532**
Other investment expenses	3,282	**8,034**	4,752	**66,839**
Losses from special accounts, net	18,879	**28,512**	9,633	**237,205**
Total Investment Expenses/Losses	205,507	**134,326**	(71,180)	**1,117,521**
Operating Expenses	108,142	**109,212**	1,069	**908,586**
Other Ordinary Expenses:				
Payments related to withheld insurance claims	2,288	**2,096**	(192)	**17,438**
Taxes	6,803	**6,900**	96	**57,404**
Depreciation	4,883	**4,950**	67	**41,181**
Provision for reserve for employees' retirement benefits	1,394	**2,377**	983	**19,775**
Other	153	**503**	350	**4,185**
Total Other Ordinary Expenses	15,523	**16,828**	1,305	**140,000**
Total Ordinary Expenses	1,268,161	**1,136,149**	(132,011)	**9,452,155**
Ordinary Profit	¥ 40,068	**¥ 46,027**	¥ 5,958	**$ 382,920**

(continued)

Years ended 31st March,	2002	2003	Increase (Decrease)	2003
	Millions of yen			Thousands of U.S. dollars
Extraordinary Gains (note 11):				
Gains on sale of property, equipment and loans	¥ 1,985	**¥ 909**	¥ (1,075)	**$ 7,562**
Reversal of reserve for possible loan losses	4,282	**3,129**	(1,153)	**26,032**
Recoveries from bad debts previously written-off	608	**2,181**	1,572	**18,145**
Total Extraordinary Gains	6,876	**6,220**	(655)	**51,747**
Extraordinary Losses (note 11):				
Losses on sale, disposal and devaluation of property and equipment	1,540	**3,857**	2,317	**32,088**
Provision for reserve for losses on sale of loans	0	**0**	0	**0**
Provision for allowance for policyholder dividends	30,662	**—**	(30,662)	**—**
Provision for price fluctuation reserve	1,330	**1,199**	(130)	**9,975**
Social service contribution	316	**—**	(316)	**—**
Payments for 100th anniversary project	—	**254**	254	**2,113**
Total Extraordinary Losses	33,849	**5,313**	(28,536)	**44,201**
Provision for Reserve for Policyholder Dividends	—	**26,569**	26,569	**221,040**
Income before Income Taxes	13,094	**20,364**	7,270	**169,418**
Income Taxes (note 5):				
Current	9,230	**4,060**	(5,170)	**33,777**
Deferred	(3,801)	**4,861**	8,662	**40,441**
Net Income	7,665	**11,443**	3,778	**95,200**
Unappropriated Retained Earnings at Beginning of Year	14,381	**5,520**	(8,861)	**45,923**
Transfer from appropriated retained earnings	719	**277**	(442)	**2,304**
Unappropriated Surplus Retained Earnings	¥22,766	**¥17,241**	¥ (5,525)	**$143,436**

See notes to non-consolidated financial statements.

NON-CONSOLIDATED BALANCE SHEETS

As of 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Assets:				
Cash and Deposits:				
Cash	¥ 118	**¥ 162**	¥ 44	**$ 1,348**
Deposits	147,884	**257,191**	109,306	**2,139,692**
Total Cash and Deposits	148,002	**257,353**	109,350	**2,141,040**
Call Loans	184,000	**135,000**	(49,000)	**1,123,128**
Monetary Claims Purchased	42,394	**40,897**	(1,497)	**340,241**
Monetary Trusts	95,195	**150,393**	55,197	**1,251,190**
Securities (note 9):				
Government bonds	646,486	**579,006**	(67,480)	**4,817,022**
Municipal bonds	1,321,595	**1,288,250**	(33,344)	**10,717,554**
Corporate bonds	1,070,690	**1,231,436**	160,745	**10,244,892**
Domestic stocks	373,798	**256,791**	(117,007)	**2,136,364**
Foreign securities	523,359	**397,399**	(125,960)	**3,306,148**
Other securities	122,278	**196,786**	74,508	**1,637,155**
Total Securities	4,058,208	**3,949,671**	(108,537)	**32,859,160**
Loans (note 3):				
Policy loans	67,317	**78,248**	10,931	**650,982**
Commercial loans	1,089,958	**1,103,410**	13,452	**9,179,784**
Total Loans	1,157,275	**1,181,658**	24,383	**9,830,765**
Property and Equipment:				
Land	101,388	**97,711**	(3,677)	**812,903**
Buildings	76,088	**71,281**	(4,806)	**593,020**
Equipment	1,170	**1,141**	(29)	**9,493**
Construction in progress	1,785	**5,614**	3,828	**46,705**
Total Property and Equipment	180,433	**175,748**	(4,684)	**1,462,130**
Due from Agency	2,409	**5,073**	2,664	**42,205**
Due from Reinsurers	1,480	**1,391**	(89)	**11,572**
Other Assets:				
Accounts receivable	10,781	**12,434**	1,653	**103,444**
Prepaid expenses	2,433	**3,228**	794	**26,855**
Accrued income	24,201	**22,257**	(1,943)	**185,166**
Deposits for rent	4,491	**3,956**	(535)	**32,912**
Margin for futures contracts	180	**4,986**	4,806	**41,481**
Derivatives	861	**22**	(838)	**183**
Suspense payments	4,139	**1,338**	(2,801)	**11,131**
Other assets	8,807	**7,889**	(917)	**65,632**
Total Other Assets	55,896	**56,114**	217	**466,839**
Deferred Tax Asset (note 5)	69,009	**60,721**	(8,288)	**505,166**
Reserve for Possible Loan Losses	(11,517)	**(6,839)**	4,678	**(56,897)**
Total Assets	¥5,982,789	**¥6,007,183**	¥ 24,394	**$49,976,564**

As of 31st March,	Millions of yen 2002	2003	Increase (Decrease)	Thousands of U.S. dollars 2003
Liabilities:				
Policy Reserves:				
Reserve for outstanding claims	¥ 47,805	**¥ 47,734**	¥ (71)	**$ 397,121**
Policy reserve	5,381,993	**5,394,718**	12,724	**44,881,181**
Reserve for policyholder dividends (note 7)	113,659	**137,336**	23,677	**1,142,562**
Total Policy Reserves	5,543,459	**5,579,788**	36,329	**46,420,865**
Due to Agency	0	**0**	(0)	**0**
Due to Reinsurers	699	**767**	68	**6,381**
Other Liabilities:				
Cash collateral received under security lending contracts	121,418	**96,659**	(24,759)	**804,151**
Accounts payable	4,520	**3,241**	(1,278)	**26,963**
Accrued expenses	8,536	**8,590**	54	**71,464**
Unearned income	5,857	**5,166**	(690)	**42,978**
Deposits received	421	**1,535**	1,113	**12,770**
Guarantee deposits	6,055	**5,707**	(348)	**47,479**
Derivatives	3,364	**2,844**	(520)	**23,661**
Suspense receipt	4,266	**3,881**	(384)	**32,288**
Other liabilities (note 6)	—	**30,000**	30,000	**249,584**
Total Other Liabilities	154,440	**157,626**	3,185	**1,311,364**
Reserve for Employees' Retirement Benefits	61,434	**63,812**	2,377	**530,882**
Reserve for Losses on Sale of Loans	63	**63**	0	**524**
Allowance for Policyholder Dividends	30,662	—	(30,662)	—
Reserve for Price Fluctuations	28,042	**29,242**	1,199	**243,278**
Total Liabilities	5,818,800	**5,831,301**	12,500	**48,513,319**
Equity:				
Legal Reserve:				
Revaluation reserve	53	—	—	—
Reserve for redemption of fund	35,000	—	—	—
Reserve for future losses	1,018	—	—	—
Total Legal Reserve	36,071	—	—	—
Surplus (note 8):				
Appropriated retained earnings	63,635	—	—	—
Unappropriated retained earnings	22,766	—	—	—
Total Surplus	86,402	—	—	—
Net Unrealized Gains on Securities	41,514	—	—	—
Total Equity	163,988	—	—	—
Stockholders' Equity:				
Common Stock Authorized—6,000,000 shares Issued —1,500,000 shares	—	**75,000**	—	**623,960**
Capital Surplus	—	**54**	—	**449**
Retained Earnings (note 8):				
Legal reserve	—	**1,029**	—	**8,561**
Appropriated retained earnings	—	**34,978**	—	**290,998**
Unappropriated retained earnings	—	**17,241**	—	**143,436**
Total Retained Earnings	—	**53,249**	—	**443,003**
Net Unrealized Gains on Securities	—	**47,579**	—	**395,832**
Total Stockholders' Equity	—	**175,882**	—	**1,463,245**
Total Liabilities and (Stockholders') Equity	¥5,982,789	**¥6,007,183**	¥24,394	**$49,976,564**

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Unappropriated Retained Earnings:	¥22,766	**¥17,241**	**$143,436**
Transfer from appropriated retained earnings	14,818	**—**	**—**
Total	37,585	**17,241**	**143,436**
Appropriation of Retained Earnings:			
Transfer to appropriated legal reserve	11	**912**	**7,587**
Dividends	—	**4,500**	**37,438**
Bonus to directors	43	**47**	**391**
Bonus to corporate auditors	10	**10**	**83**
Transfer to appropriated retained earnings	32,000	**6,000**	**49,917**
Total Appropriation of Retained Earnings	32,064	**11,469**	**95,416**
Unappropriated Retained Earnings Carried Forward	¥ 5,520	**¥ 5,772**	**$ 48,020**

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, totals in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. The Company has applied such stricter rules for impairment of marketable available-for-sale securities during the year ended 31st March, 2003, by considering the current stock market condition. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined using the moving average method.

Investments in subsidiaries amounted to ¥8,994 million and ¥975 million (U.S.$8,111 thousand) as of 31st March, 2002 and 2003, respectively, and are stated at cost and included in investments in securities.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets.

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gain or loss is charged or credited to income when recognized.

Directors and corporate auditors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Commercial Code of Japan.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the meeting of representatives of policyholders held after the balance sheet date. Since the Company converted its organization from a mutual company to a joint stock corporation on 1st April, 2002, the Company has accrued policyholder dividends for the year ended 31st March, 2002 through this allowance.

Allowance for policyholder dividends has been absorbed into the reserve for policyholder dividends from 1st April, 2002.

(h) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Commercial Code of Japan.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives that range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2002 and 2003 were ¥85,199 million and ¥88,337 million (U.S.$734,917 thousand), respectively.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

Derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(n) Changes in presentation

The presentation of stockholders' equity on the balance sheet as of 31st March, 2003 has been revised due to the Company's demutualization and the revision of the format of the financial statements prescribed by the implementation order for the Insurance Business Law.

(o) Additional information

From the year ended 31st March, 2003, the Company has recognized impairment losses for all securities of which decline in the fair value exceeds 30% of its book value. As a result, the Company recognized ¥18,487 million (U.S.$153,802 thousand) of additional devaluation losses on marketable available-for-sale securities. This resulted in a decrease of ¥18,487 million (U.S.$153,802 thousand) in ordinary profit and income before income taxes for the year ended 31st March, 2003.

Note 2 U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at ¥120.20 = U.S.$1, which was the approximate rate prevailing at 31st March, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

Note 3 Loans

Delinquent loans of the Company as of 31st March, 2002 and 2003 are summarized below:

As of 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Loans to bankrupt companies	¥ 472	**¥ 293**	**$ 2,438**
Past due loans	10,764	**8,405**	**69,925**
Loans over due for three months or more	296	**234**	**1,947**
Restructured loans	3,376	**885**	**7,363**
Total	¥14,910	**¥9,818**	**$81,681**

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans on which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2002 and 2003 amounted to ¥5,067 million and ¥986 million (U.S.$8,203 thousand), respectively. Past due loans also decreased due to write-offs in the amounts of ¥3,824 million and ¥4,122 million (U.S.$34,293 thousand) as of 31st March, 2002 and 2003, respectively.

The Company's outstanding loan commitments with borrowers are summarized as follows:

As of 31st March,	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Total loan commitment	¥1,400	**¥2,175**	**$18,095**
Less amount draw down	(240)	**(1,095)**	**(9,110)**
Residual loan commitment	¥1,160	**¥1,080**	**$ 8,985**

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and creditworthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

Note 4 Special Accounts

The balance sheets include assets and the same amount of liabilities related to special accounts, amounting to ¥235,938 million and ¥175,054 million (U.S.$1,456,356 thousand) as of 31st March, 2002 and 2003, respectively.

Special account assets and liabilities reported in the accompanying non-consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

Note 5 Income Taxes

The Company is subject to corporate (national) and inhabitants' (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1%.

The effective tax rates for the years ended 31st March, 2002 and 2003 differ from the normal statutory rate for the following reasons:

	%	
Years ended 31st March,	2002	**2003**
Statutory tax rate	36.1%	**36.1%**
Permanent differences such as entertainment expenses	4.3	**6.9**
Other	1.1	**0.8**
Effective tax rate	41.5%	**43.8%**

Significant components of deferred tax assets and liabilities of the Company as of 31st March, 2002 and 2003 are summarized below:

	Millions of yen		Thousands of U.S.dollars
As of 31st March,	2002	**2003**	**2003**
Deferred tax assets:			
Policy reserves	¥ 34,392	**¥35,317**	**$293,819**
Reserve for employees' retirement benefits	19,881	**21,430**	**178,286**
Devaluation losses on securities	20,245	**14,234**	**118,419**
Reserve for price fluctuations	10,125	**10,559**	**87,845**
Unrealized losses on available-for-sale securities	10,932	**9,136**	**76,007**
Reserve for possible loan losses	5,348	**3,147**	**26,181**
Other	3,043	**3,485**	**28,993**
Total deferred tax assets	103,968	**97,311**	**809,576**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	(34,396)	**(36,027)**	**(299,725)**
Deferred gain on sale of real estate	(563)	**(563)**	**(4,684)**
Total deferred tax liabilities	(34,959)	**(36,590)**	**(304,409)**
Net deferred tax asset	¥ 69,009	**¥60,721**	**$505,166**

Note 6 Other Liabilities

Other liabilities include commercial paper amounting to ¥30,000 million (U.S.$249,584 thousand) as of 31st March, 2003.

Note 7 Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the years ended 31st March, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Balance at beginning of year	¥113,619	**¥113,659**	**$ 945,582**
Transfer to reserves from surplus in previous year	33,249	**—**	**—**
Transfer from allowance for policyholder dividends	—	**30,662**	**255,092**
Policyholder dividends	(34,533)	**(34,868)**	**(290,083)**
Increase in interest	1,550	**1,149**	**9,559**
Other	(227)	**164**	**1,364**
Provision for reserve for policyholder dividends	—	**26,569**	**221,040**
Balance at end of year	¥113,659	**¥137,336**	**$1,142,562**

Note 8 Surplus/Retained Earnings

In order to maintain the Company's sound financial condition, certain valuation gains credited as income in the amounts of ¥1,381 million and ¥43,655 million (U.S.$363,186 thousand) as of 31st March, 2002 and 2003, respectively, are restricted from distribution in accordance with the Insurance Business Law and Commercial Code of Japan. This amount primarily resulted from net valuation gains of trading securities and derivative financial instruments.

Note 9 Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation, were estimated at ¥4,395 million and ¥3,624 million (U.S.$30,150 thousand) as of 31st March, 2002 and 2003, respectively. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,970 million and ¥15,996 million (U.S.$133,078 thousand) as of 31st March, 2002 and 2003, respectively. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥35,354 million and ¥23,928 million (U.S.$199,068 thousand) of the Company's investments in securities were pledged mainly for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 and 2003, respectively, in order to secure such future contribution.

As of March 2003, ¥10,923 million (U.S.$90,874 thousand) of the Company's investments in securities were used as a substitution of margin for future contracts.

A part of bonds amounting to ¥182,189 million and ¥96,491 million (U.S.$802,754 thousand) as of 31st March, 2002 and 2003, respectively, were loaned under lending contracts.

Note 10 Investment Income/Gains and Expenses/Losses

The details of gains/losses on sale of securities and devaluation losses on securities for the years ended 31st March, 2002 and 2003 are as follows:

	Millions of yen		
	Gains on sale of securities	Losses on sale of securities	Devaluation losses on securities
Year ended 31st March,		2002	
Domestic bonds	¥ 2,869	¥ 561	¥ 154
Domestic stocks and other	35,960	53,610	52,490
Foreign securities	49,769	1,963	1,476
Total	¥88,599	¥56,135	¥54,121

	Millions of yen		
	Gains on sale of securities	Losses on sale of securities	Devaluation losses on securities
Year ended 31st March,		**2003**	
Domestic bonds	**¥ 5,625**	**¥ 890**	**¥ 174**
Domestic stocks and other	**5,027**	**13,884**	**50,532**
Foreign securities	**22,023**	**4,883**	**8,006**
Total	**¥32,676**	**¥19,657**	**¥58,713**

	Thousands of U.S. dollars		
	Gains on sale of securities	Losses on sale of securities	Devaluation losses on securities
Year ended 31st March,		**2003**	
Domestic bonds	**$ 46,797**	**$ 7,404**	**$ 1,448**
Domestic stocks and other	**41,822**	**115,507**	**420,399**
Foreign securities	**183,220**	**40,624**	**66,606**
Total	**$271,847**	**$163,536**	**$488,461**

Gains on investments in trading securities for the year ended 31st March, 2002 mainly consist of income from interest and dividends, trading losses and valuation gains amounting to ¥2,339 million, ¥3,370 million and ¥1,661 million, respectively.

Losses from investments in trading securities for the year ended 31st March, 2003 mainly consist of income from interest and dividends amounting to ¥949 million (U.S.$7,895 thousand) and devaluation losses amounting to ¥4,065 million (U.S.$33,819 thousand), respectively.

Losses from monetary trusts for the year ended 31st March, 2002 include valuation gains amounting to ¥12,134 million, whereas for the year ended 31st March, 2003, there were devaluation losses amounting to ¥3,919 million (U.S.$32,604 thousand).

Losses from derivatives for the year ended 31st March, 2002 include valuation gains amounting to ¥1,217 million.

Gains from derivatives for the year ended 31st March, 2003 include devaluation losses amounting to ¥318 million (U.S.$2,646 thousand).

Note 11 Extraordinary Gains and Losses

The details of losses on sale, disposal and devaluation of property and equipment for the years ended 31st March, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Losses on sale of real estate	¥ 685	**¥ 664**	**$ 5,524**
Devaluation losses on real estate	—	**3,002**	**24,975**
Devaluation losses on the golf club membership	550	**—**	**—**
Other	305	**191**	**1,589**
Total	¥1,540	**¥3,857**	**$32,088**

The details of gains on sale of property, equipment and loans for the years ended 31st March, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended 31st March,	2002	**2003**	**2003**
Gains on sale of real estate	¥1,716	**¥831**	**$6,913**
Other	269	**78**	**649**
Total	¥1,985	**¥909**	**$7,562**

Note 12 Transactions with Subsidiaries

Receivables from subsidiaries as of 31st March, 2002 and 2003 were ¥13 million and ¥36 million (U.S.$300 thousand) and payables to subsidiaries as of 31st March, 2002 and 2003 were ¥13 million and ¥174 million (U.S.$1,448 thousand), respectively.

Income from transactions with subsidiaries for the years ended 31st March, 2002 and 2003 were ¥150 million and ¥3,668 million (U.S.$30,516 thousand), and expenses from transactions with subsidiaries for the years ended 31st March, 2002 and 2003 were ¥1,197 million and ¥2,109 million (U.S.$17,546 thousand), respectively.

Note 13 Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualization. In addition, the Company did not hold any treasury stock during the year ended 31st March, 2003. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended 31st March, 2003 was ¥7,590.68 (U.S.$63). The net assets per share calculated based on the number of shares of common stock outstanding as of 31st March, 2003 was ¥117,216.78 (U.S.$975).

Note 14 Subsequent Events

In accordance with Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganization prescribed in Article 86 of the Insurance Business Law.

Millions of yen	
As of 31st March, 2002	
Description	Amount
(Equity)	
Legal reserve:	
Revaluation reserve	¥ 53
Reserve for redemption of fund	35,000
Legal reserve for future losses	1,018
Total legal reserve	36,071
Surplus:	
Appropriated retained earnings	63,635
Unappropriated retained earnings	22,766
Total surplus	86,402
Net unrealized gains on securities	41,514
Total Equity	¥163,988

Millions of yen	
As of 1st April, 2002	
Description	Amount
(Equity)	
Subscribed capital	¥ 75,000
Legal reserve:	
Capital reserve	54
Appropriated legal reserve	1,018
Total legal reserve	1,072
Surplus:	
Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766
Total surplus	40,841
Net unrealized gains on securities	41,514
Total Equity	¥158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for the Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with Article 89 of the Insurance Business Law. In accordance with Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

The amount paid to policyholders (totaling ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) at the purchase price for new listings made by underwriters (¥261,387). The amount has been reclassified into accounts payable and was paid the day after the reorganization (1st April, 2002).

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Daido Life Insurance Company

We have audited the accompanying non-consolidated balance sheets of Daido Life Insurance Company as of March 31, 2002 and 2003, and the related non-consolidated statements of operations and retained earnings for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of Daido Life Insurance Company at March 31, 2002 and 2003, and the non-consolidated results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included recomputation of the translated yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.



Shin Nihon & Co.
27th June, 2003
Tokyo, Japan

See Note 1 (a) to the non-consolidated financial statements which explains the basis of preparation of the non-consolidated financial statements of Daido Life Insurance Company under Japanese accounting principles and practices.

SUBSIDIARIES AND AFFILIATES

The Company consists of Daido Life Insurance Company, six subsidiaries, and nine affiliates.
(As of March 31, 2003)

DAIDO LIFE INSURANCE COMPANY

Insurance and Insurance-Related Business (Three Companies)

Insurance

T&D Financial Life Insurance Company (Life insurance company)

Insurance-Related

* Daido Management Service Co., Ltd. (Insurance agent)
# T&D Confirm Ltd. (Policyholder confirmation)

Investment-Related Business (Six Companies)

Investment Advisory

T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)

Other

T&D Taiyo Daido Lease Co., Ltd. (Leasing)
T&D Asset Management Cayman Inc. (Partnership for management and administration)
Alternative Investment Capital Limited (Investment advisory services of private equity funds)

Administration-Related Business (Five Companies)

Administration-Related

* Daido Life Customer Services Co., Ltd. (Back office services)

General Affairs and Calculation-Related

* Zenkoku Business Center Co., Ltd. (Premium collection)
* Nihon System Shuno, Inc. (Premium collection)
* Daiko Building Service Co., Ltd. (Building cleaning)
# T&D Information Systems, Ltd. (Computer processing)

Other Businesses (One Company)

Other

* Daido Kosan Co., Ltd. (Sales of products and maintenance of land and buildings)

Note: Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.

CORPORATE HISTORY

1902 July .... Daido Life Insurance Company was established through a merger of three insurers, Asahi Life (former company name, Shinshu Life: founded in 1895), Gokoku Life (founded in 1896), and Hokkai Life (founded in 1898), based on the corporate philosophy of "Customer-Oriented Service" and "Steady Management." The name "Daido" (meaning "mainly the same") originated in the motto, "Throw out the insignificant differences and concentrate on the major similarities."

1947 July .... Reestablished as a mutual company in commemoration of the 45th anniversary of the Company

1954 May .... Business tie-up with The Sanwa Bank, Limited, which was one of the major banks in Japan

1971 Apr. .... Business tie-up with AIU Insurance Co., Ltd., a subsidiary of American International Group, Inc. (AIG)

June .... Entrusted as the official insurer for the comprehensive insurance plan "Ohgata Hosho Plan" implemented by the National Federation of Corporate Taxpayers Associations

Nov. .... Entrusted as the official insurer for the comprehensive insurance plan "Ohgata Hosho Plan" implemented by the Tax Payment Associations

1976 Mar. .... Entrusted as the official insurer for TKC Corporate Defense Plan, implemented by the TKC National Federation, one of the major associations of tax accountants and CPAs

Business tie-up with AIG

1987 July .... New corporate identity system introduced in commemoration of Daido Life's 85th anniversary

1993 Oct. .... Daido Life's new head office building completed in Osaka; Daido Life's head office (Osaka) moved to 1-2-1 Edobori, Nishi-ku, Osaka

1999 Jan. .... Entered into a comprehensive partnership agreement with Taiyo Mutual Life Insurance Company

July .... Entered into a partnership agreement with five financial institutions known as "Financial One": UFJ Bank, Limited, Taiyo Life Insurance Company, UFJ Tsubasa Securities Co., Ltd., UFJ Trust Bank Limited, and NIPPONKOA Insurance Company, Limited (company names as of July 2003)

Oct. .... Daido Life Asset Management Co., Ltd., and Taiyo Life Gamma Asset Management, Ltd., merged to form T&D Taiyo Daido Asset Management Co., Ltd.

2001 July .... Demutualization plan approved at policyholders' representatives meeting

Oct. .... Combined information technology functions with Taiyo Life and formed T&D Information Systems, Ltd.

Completed the acquisition of Tokyo Mutual Life Insurance Company (renamed T&D Financial Life Insurance Company)

2002 Apr. .... Demutualized to become a joint stock corporation and listed its shares on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange

July .... T&D Taiyo Daido Asset Management Co., Ltd. and Daido Life Investment Trust Management Co., Ltd. merged to form T&D Asset Management Co., Ltd.

The 100th anniversary of Daido Life's establishment

BOARD OF DIRECTORS

President
Naoteru Miyato

Executive Vice President
Takashi Saito
In charge of Administration Department, Personnel Department, and Business Insurance Administration Department

Senior Managing Director
Kazunari Ohno
Executive General Manager of General Marketing Headquarters

Senior Managing Director
Hideki Sakane
In charge of Legal Affairs & Compliance Department and Auditing Department

Senior Managing Director
Muneo Takeuchi
In charge of Real Estate Department, Loans & Fixed Income Department, and Public Relations Department

Managing Director
Kenji Suga
Executive General Manager of Corporate Marketing Headquarters

Managing Director
Osamu Koyama
In charge of Risk Management Department and Investment Administration Department
Chief Actuary

Managing Director
Haruo Kuramochi
Executive General Manager of Agency Management Headquarters

Managing Director
Kazuki Nakamoto
In charge of Investment Planning Department, Securities Investment Department, and Investor Relations Department

Managing Director
Tsutomu Igarashi
In charge of General Planning Department and Actuarial Accounting Department

Managing Director
Tetsuhiro Kida
In charge of Marketing Planning Department, Product Development & Planning Department, and Education & Training Department

Director
Tsugujiro Nakatsukasa
Attorney

Director
Shuichi Hatano
Executive Vice President of T&D Financial Life Insurance Company

Director
Takeharu Hotta
Senior General Manager of General Marketing Headquarters

Director
Toshiyuki Shinka
Executive General Manager of Accountant Agency Management Headquarters

Director
Yasunobu Matsukawa
Executive Regional General Manager of Syutoken Regional Marketing Headquarters

Director
Sounosuke Usui
President of T&D Asset Management Co., Ltd.

Director
Kazuhiro Funakoshi
Executive Regional General Manager of Kinki Regional Marketing Headquarters

Director
Yasuhiko Ohyama
In charge of Administration Department and Systems Management Department
General Manager of Customer Service Department

Director
Toshiyuki Inagawa
Executive Regional General Manager of Kanshinetsu Regional Marketing Headquarters

Standing Corporate Auditor
Takuzo Yamada
(Full-time)

Corporate Auditor
Masanao Iechika
Attorney

Corporate Auditor
Umeji Nishijima
Emeritus Professor of Hosei University
Attorney

Corporate Auditor
Yukinori Matsubaya
(Full-time)

(As of June 27, 2003)

INVESTOR INFORMATION

Head Office

OSAKA
Daido Life Insurance Company
1-2-1 Edobori, Nishi-ku,
Osaka 550-0002, Japan
Tel: 81-6-6447-6111

TOKYO
Daido Life Insurance Company
2-7-4 Nihonbashi, Chuo-ku,
Tokyo 103-0027, Japan
Tel: 81-3-3281-0111

Investor Relations
Tel: 81-3-3281-1727
Fax: 81-3-3274-5929
URL: http://www.daido-life.co.jp/

Date of Establishment

July 15, 1902

Paid-in Capital

¥75,000 million

Stock Exchange Listings

The First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange

Number of Common Stock

Authorized: 6,000,000 shares
Issued: 1,500,000 shares

Number of Shareholders

213,744 (As of March 31, 2003)

General Meeting of Shareholders

Late June

Transfer Agent

UFJ Trust Bank Limited
1-4-3 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

Auditor

Shin Nihon & Co.

(As of June 27, 2003)

Principal Shareholders (As of March 31, 2003)

Name	Investments in Daido: Number of Holding Shares (Thousands of Shares)	Investments in Daido: Percentage of Total Shares Outstanding
UFJ Bank Limited	75	5.00
The Master Trust Bank of Japan Ltd. (Trust Account)*	55	3.71
UFJ Trust Bank Limited	52	3.50
Resona Bank, Ltd.	39	2.63
Japan Trustee Services Bank, Ltd. (Trust Account)*	38	2.58
AIU Insurance Company ORD-4	30	2.00
UFJ Holdings, Inc	22	1.50
Trust & Custody Services Bank, Ltd. (Trust Account)*	20	1.34
NIPPONKOA Insurance Company, Limited	18	1.23
SMC Corporation	17	1.15

*Trust Accounts include investment trust funds and pension funds.

Classification by Types of Shareholders


Foreign Investors
0.04%
Financial Institutions 0.04%
Securities Firms
0.01%
Individuals
and Others
23.54%
Other Domestic Companies
76.36%

Percentage of Total Shares Outstanding


Individuals
and Others
6.96%
Foreign
Investors
5.61%
Financial
Institutions
27.47%
Other Domestic
Companies
58.60%
Securities
Firms
1.35%

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about Daido's future plans, strategies, beliefs, and performance that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, (I) general economic conditions, in particular economic conditions in Daido's core market, (II) performance of financial markets, (III) mortality and morbidity levels and trends, (IV) persistency levels, (V) interest rate levels, (VI) currency exchange rates, (VII) general competitive factors, (VIII) changes in laws and regulations including tax treatment of insurance premiums, and (IX) changes in the policies of governments and/or regulatory authorities. Daido, therefore, wishes to caution readers not to place undue reliance on forward-looking statements. Furthermore, the Company undertakes no obligation to update any forward-looking statements as a result of new information, future events or other developments.

DAIDO LIFE INSURANCE COMPANY


100
PRINTED WITH
SOY INK

Printed in Japan using soy-based inks on 100% recycled paper